Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2024, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

,
Barclays PLC	1

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2024 to the corresponding nine months of 2023 and balance sheet analysis as at 30 September 2024 with comparatives relating to 31 December 2023 and 30 September 2023. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 23 October 2024, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2023, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 45 to 50.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Attributable profit/(loss) excluding inorganic activity represents attributable profit/(loss) excluding the impact of inorganic activity. A reconciliation is provided on page 48;
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 46 to 47;
– Average allocated tangible equity (for businesses) is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 46 to 47;
– Average tangible shareholders’ equity (for Barclays Group) is calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 46 to 47;
–Cost: income ratio excluding inorganic activity represents cost: income ratio excluding the impact of inorganic activity. A reconciliation is provided on page 48;
–Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office represents Group NII excluding IB NII and Head Office NII. The comparable IFRS measure is Group NII. A reconciliation is provided on page 49;
– Group operating costs represents group operating expenses excluding UK regulatory levies and litigation and conduct charges. The comparable IFRS measure is total operating expenses. A reconciliation is provided on page 49;
– Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324. For FY24 this is expected to also include the loss on sale of the non-performing Italian mortgage portfolio and the impact of the Tesco Bank acquisition;
– Return on average allocated equity represents the return on shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 50;
– Return on average allocated tangible equity (for businesses) is calculated as annualised Group attributable profit, as a proportion of average shareholders’ tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 45;
– Return on average tangible equity excluding inorganic activity represents return on average tangible equity excluding the impact of inorganic activity. A reconciliation is provided on page 48;
– Return on average tangible shareholders’ equity (for Barclays Group) is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 46;
– Return on tangible equity excluding inorganic activity represents return on tangible equity excluding the impact of inorganic activity. A reconciliation is provided on page 48;
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 49.
– Total income excluding inorganic activity represents total income excluding the impact of inorganic activity. A reconciliation is provided on page 48.

,
Barclays PLC	2

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections, including the impact of the UK, European and US elections in 2024; developments in the UK’s relationship with the European Union (“EU”); the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2023), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

,
Barclays PLC	3

Performance Highlights
Barclays delivered a return on equity (RoE) of 10.6% and return on tangible equity (RoTE) of 12.3% in Q324 and RoE of 9.9% and RoTE of 11.5% for Q324 YTD, on track to deliver against 2024 and 2026 targets
•Group RoE of 10.6% and statutory RoTE of 12.3% in Q324 and RoE of 9.9% and RoTE of 11.5% in Q324 YTD, 2024 Group RoTE targets remain unchanged
•Guidance for 2024 Group Net Interest Income (NII) excluding Investment Bank (IB) and Head Office increased from c.£11.0bn to greater than £11.0bn1. Within this Barclays UK NII guidance increased from c.£6.3bn to c.£6.5bn2
•Group cost: income ratio of 61% in Q324 and Q324 YTD, 2024 Group cost: income ratio target of c.63% remains unchanged
•Delivered a further £0.3bn of gross cost efficiency savings in Q324 resulting in Q324 YTD savings of £0.7bn, on track to deliver c.£1bn of gross cost efficiency savings in 2024
•Prudent risk management with Q324 loan loss rate (LLR) of 37bps and Q324 YTD LLR of 42bps, below the through the cycle target range of 50-60bps, with FY24 expected to be at the bottom of this range, inclusive of the Day 1 impact of the Tesco Bank acquisition
•Strong balance sheet with Common Equity Tier 1 (CET1) ratio of 13.8%, within the target range of 13-14%
•c.8.0p total distributions per share equivalent announced at H124: dividend of 2.9p now paid, and share buyback of £750m well progressed
•Net asset value (NAV) per share of 407p (December 2023: 382p) and Tangible net asset value (TNAV) per share of 351p (December 2023: 331p)

Key financial metrics:

Statutory
	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoE	RoTE	EPS	NAV per share	TNAV per share	CET1 ratio
Q324	£6.5bn	£2.2bn	£1.6bn	61%	37bps	10.6%	12.3%	10.7p	407p	351p	13.8%
Q324 YTD	£19.8bn	£6.4bn	£4.4bn	61%	42bps	9.9%	11.5%	29.3p

Excluding inorganic activity[3]
RoTE
Q324	12.3%
Q324 YTD	12.1%

Q324 Performance highlights:
•Group RoE was 10.6% (Q323: 9.3%) and statutory RoTE was 12.3% (Q323: 11.0%) with profit before tax of £2.2bn (Q323: £1.9bn)
–There were no inorganic transactions in Q3243
•Group income of £6.5bn was up 5% year-on-year, with Group NII of £3.3bn and Group NII excluding IB and Head Office of £2.8bn, of which Barclays UK NII was £1.7bn
–Barclays UK income increased 4%, as higher structural hedge income was partially offset by mortgage margin pressure and adverse product dynamics in deposits, which have stabilised throughout 2024
–Barclays UK Corporate Bank (UKCB) income increased 1%, driven by higher average deposit balances
–Barclays Private Bank and Wealth Management (PBWM) income decreased 3%, as growth in client balances was more than offset by the non-repeat of a timing related one-off in Q323
–Barclays Investment Bank (IB) income increased 6%. Global Markets income increased 3%, with FICC and Equities both up 3% respectively. Investment Banking income increased 13%, as higher fee income in Advisory and Debt and Equity Capital Markets was partially offset by lower income in the International Corporate Bank
–Barclays US Consumer Bank (USCB) income decreased 2% driven by the strengthening of GBP against USD, partially offset by higher balances
•Group total operating expenses were stable at £4.0bn, with £0.3bn of cost efficiency savings more than offsetting inflation, enabling investment spend and business growth
•Credit impairment charges were £0.4bn (Q323: £0.4bn) with an LLR of 37bps (Q323: 42bps)
1Management does not assess forward-looking “Group NII” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.
2This excludes the 2024 impact of the acquisition of Tesco Bank's retail banking business, which is expected to complete on 1 November 2024, with an initial annualised NII of c.£400m. See Other Matters on page 9 for further details of the acquisition.
3Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324.

,
Barclays PLC	4

Performance Highlights
Q324 YTD Performance highlights:
•Group RoE was 9.9% (Q323: 10.5%) and statutory RoTE was 11.5% (Q323 YTD: 12.5%) with profit before tax of £6.4bn (Q323 YTD: £6.4bn)
–Group RoTE excluding the impact of inorganic activity was 12.1%1
•Group income of £19.8bn was stable year-on-year, with Group NII of £9.4bn and Group NII excluding IB and Head Office of £8.2bn of which Barclays UK NII was £4.8bn
•Group total operating expenses were £12.1bn, up 1% year-on-year, including the £93m impact of the Bank of England (BoE) levy scheme2
–Group operating costs were stable at £12.0bn, with £0.7bn of cost efficiency savings more than offsetting inflation, enabling investment spend and business growth
•Credit impairment charges were £1.3bn (Q323 YTD: £1.3bn) with an LLR of 42bps (Q323 YTD: 43bps)
•CET1 ratio of 13.8% (December 2023: 13.8%), with risk weighted assets (RWAs) of £340.4bn (December 2023: £342.7bn), NAV per share of 407p (December 2023: 382p) and TNAV per share of 351p (December 2023: 331p)

Group Financial Targets and Outlook
2024
•Returns: targeting RoTE of greater than 10% and RoTE excluding inorganic activity1,3 of c.10.5%
–The cumulative impact of all inorganic activity on FY24 Group RoTE is currently expected to be broadly neutral, as an estimated net gain upon the completion of the Tesco Bank acquisition in Q424 should broadly offset the losses on disposals from our Italian retail mortgage portfolios as well as from the disposal of the German consumer finance business
•Income: targeting Barclays Group NII excluding IB and Head Office of greater than £11.0bn (previous target of c.£11.0bn), of which Barclays UK NII is now c.£6.5bn4 (up from previous target of c.£6.3bn)5
•Costs: targeting Group cost: income ratio of c.63%, which includes c.£1bn of gross efficiency savings in 2024
•Impairment: expect an LLR of 50-60bps through the cycle
•Capital: expect to operate within the CET1 ratio target range of 13-14%
2026
•Returns: targeting a greater than 12% RoTE3
•Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks. Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks. Dividends will continue to be paid semi-annually. This multi-year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%
•Income: targeting Group total income of c.£30bn
•Costs: targeting total Group operating expenses of c.£17bn and a Group cost: income ratio of high 50s in percentage terms. This includes total gross efficiency savings of c.£2bn by 2026
•Impairment: expect an LLR of 50-60bps through the cycle
•Capital: expect to operate within the CET1 ratio target range of 13-14%
–Targeting IB RWAs of c.50% of Group RWAs in 2026
–Impact of regulatory change on RWAs in line with our prior guidance expected to be at lower end of 5-10% of Group RWAs6
–The previously estimated c.£16bn RWAs impact from USCB moving to an Internal Ratings Based (IRB) model remains in line with prior guidance, with a change to timing and subject to model build and portfolio changes. c.£5bn of this to be reflected when Basel 3.1 is implemented in 2026 and the remainder to follow thereafter
–A modest increase in Pillar 2A is likely, applicable at some point in 2025 until model implementation
1Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324. For FY24 this is expected to also include the loss on sale of the non-performing Italian mortgage portfolio and the impact of the Tesco Bank acquisition.
2In August 2024, Barclays' final charge for the BoE levy scheme in the 2024/2025 financial year was confirmed at £93m, lower than the estimated charge of £120m recognised in Q124. As a result, a £27m release has been recognised in Q324. See Other Matters on page 9.
3Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measures “return on tangible equity” (target RoTE) and “return on tangible equity excluding inorganic activity” to equivalent IFRS measures is not available without unreasonable efforts.
4Management does not assess forward-looking “Group NII” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.
5This excludes the 2024 impact of the acquisition of Tesco Bank's retail banking business, which is expected to complete on 1 November 2024, with an initial annualised NII of c.£400m expected. See Other Matters on page 9 for further details of the acquisition.
6Based on Dec-23 RWAs of £342.7bn.

,
Barclays PLC	5

Performance Highlights

Barclays Group results	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
	£m	£m	% Change	£m	£m	% Change
Barclays UK	5,659	5,795	(2)	1,946	1,873	4
Barclays UK Corporate Bank	1,322	1,375	(4)	445	440	1
Barclays Private Bank and Wealth Management	958	895	7	326	337	(3)
Barclays Investment Bank	9,198	8,998	2	2,851	2,686	6
Barclays US Consumer Bank	2,469	2,402	3	791	809	(2)
Head Office	218	315	(31)	188	113	66
Total income	19,824	19,780	—	6,547	6,258	5
Operating costs	(11,951)	(11,979)	—	(3,954)	(3,949)	—
UK regulatory levies[1]	(93)	—	#DIV/0!	27	—	#DIV/0!
Litigation and conduct	(99)	(32)		(35)	—
Total operating expenses	(12,143)	(12,011)	(1)	(3,962)	(3,949)	—
Other net income	37	7		21	9
Profit before impairment	7,718	7,776	(1)	2,606	2,318	12
Credit impairment charges	(1,271)	(1,329)	4	(374)	(433)	14
Profit before tax	6,447	6,447	—	2,232	1,885	18
Tax charge	(1,304)	(1,257)	(4)	(412)	(343)	(20)
Profit after tax	5,143	5,190	(1)	1,820	1,542	18
Non-controlling interests	(29)	(39)	26	(3)	(9)	67
Other equity instrument holders	(763)	(766)	—	(253)	(259)	2
Attributable profit	4,351	4,385	(1)	1,564	1,274	23

Performance measures
Return on average shareholders' equity	9.9%	10.5%		10.6%	9.3%
Return on average tangible shareholders' equity	11.5%	12.5%		12.3%	11.0%
Average shareholders' equity (£bn)	58.3	55.5		59.1	55.1
Average tangible shareholders' equity (£bn)	50.4	47.0		51.0	46.5
Cost: income ratio	61%	61%		61%	63%
Loan loss rate (bps)	42	43		37	42
Basic earnings per ordinary share	29.3p	28.2p		10.7p	8.3p
Basic weighted average number of shares (m)	14,863	15,564	(5)	14,648	15,405	(5)
Period end number of shares (m)	14,571	15,239	(4)

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet and capital management[2]	£bn	£bn	£bn
Loans and advances at amortised cost	399.2	399.5	405.4
Loans and advances at amortised cost impairment coverage ratio	1.3%	1.4%	1.4%
Total assets	1,531.1	1,477.5	1,591.7
Deposits at amortised cost	542.8	538.8	561.3
Net asset value per share	407p	382p	370p
Tangible net asset value per share	351p	331p	316p
Common equity tier 1 ratio	13.8%	13.8%	14.0%
Common equity tier 1 capital	47.0	47.3	48.0
Risk weighted assets	340.4	342.7	341.9
UK leverage ratio	4.9%	5.2%	5.0%
UK leverage exposure	1,197.4	1,168.3	1,202.4

Funding and liquidity
Group liquidity pool (£bn)	311.7	298.1	335.0
Liquidity coverage ratio	170.1%	161.4%	158.7%
Net stable funding ratio[3]	135.6%	138.0%	138.2%
Loan: deposit ratio	74%	74%	72%

1Comprises the impact of the BoE levy scheme and the UK bank levy.
2Refer to pages 37 to 41 for further information on how capital, RWAs and leverage are calculated.
3Represents average of the last four spot quarter end positions.

,
Barclays PLC	6

Performance Highlights
Reconciliation of financial results excluding inorganic activity1

Nine months ended	30.09.24			30.09.23
	Statutory	Inorganic activity	Excluding inorganic activity	Statutory
	£m	£m	£m	£m	% Change
Barclays UK	5,659	—	5,659	5,795	(2)
Barclays UK Corporate Bank	1,322	—	1,322	1,375	(4)
Barclays Private Bank and Wealth Management	958	—	958	895	7
Barclays Investment Bank	9,198	—	9,198	8,998	2
Barclays US Consumer Bank	2,469	—	2,469	2,402	3
Head Office	218	(240)	458	315	45
Total income	19,824	(240)	20,064	19,780	1
Operating costs	(11,951)	—	(11,951)	(11,979)	—
UK regulatory levies	(93)	—	(93)	—	#DIV/0!
Litigation and conduct	(99)	—	(99)	(32)
Total operating expenses	(12,143)	—	(12,143)	(12,011)	(1)
Other net income	37	—	37	7
Profit before impairment	7,718	(240)	7,958	7,776	2
Credit impairment charges	(1,271)	—	(1,271)	(1,329)	4
Profit before tax	6,447	(240)	6,687	6,447	4
Attributable profit	4,351	(233)	4,584	4,385	5

Average shareholders' equity (£bn)	58.3			55.5
Average tangible shareholders' equity (£bn)	50.4		50.4	47.0
Return on shareholders' equity[2]	9.9%			10.5%
Return on average tangible shareholders' equity	11.5%		12.1%	12.5%
Cost: income ratio	61%		61%	61%

Three months ended	30.09.24			30.09.23
	Statutory	Inorganic activity	Excluding inorganic activity	Statutory
	£m	£m	£m	£m	% Change
Barclays UK	1,946	—	1,946	1,873	4
Barclays UK Corporate Bank	445	—	445	440	1
Barclays Private Bank and Wealth Management	326	—	326	337	(3)
Barclays Investment Bank	2,851	—	2,851	2,686	6
Barclays US Consumer Bank	791	—	791	809	(2)
Head Office	188	—	188	113	66
Total income	6,547	—	6,547	6,258	5
Operating costs	(3,954)	—	(3,954)	(3,949)	—
UK regulatory levies	27	—	27	—	#DIV/0!
Litigation and conduct	(35)	—	(35)	—	#DIV/0!
Total operating expenses	(3,962)	—	(3,962)	(3,949)	—
Other net income	21	—	21	9
Profit before impairment	2,606	—	2,606	2,318	12
Credit impairment charges	(374)	—	(374)	(433)	14
Profit before tax	2,232	—	2,232	1,885	18
Attributable profit	1,564	—	1,564	1,274	23

Average shareholders' equity (£bn)	59.1			55.1
Average tangible shareholders' equity (£bn)	51.0		51.0	46.5
Return on shareholders' equity[2]	10.6%			9.3%
Return on average tangible shareholders' equity	12.3%		12.3%	11.0%
Cost: income ratio	61%		61%	63%
1Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324. For FY24 this is expected to also include the loss on sale of the non-performing Italian mortgage portfolio and the impact of the Tesco Bank acquisition.
2Management does not analyse RoE excluding inorganic activity.

,
Barclays PLC	7

Group Finance Director's Review
Q324 YTD Group performance
•Barclays delivered a profit before tax of £6,447m (Q323 YTD: £6,447m), RoE of 9.9% (Q323 YTD: 10.5%), RoTE of 11.5% (Q323 YTD: 12.5%) and earnings per share (EPS) of 29.3p (Q323 YTD: 28.2p)
•The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of GBP against USD negatively impacted income and profits and positively impacted credit impairment charges, total operating expenses and RWAs
•Group statutory income was stable at £19,824m, including the impact of inorganic activity1
–Excluding the impact of inorganic activity, Group income increased 1%, as higher structural hedge income, higher Investment Banking fees, increased income in Equities and balance growth in USCB were partially offset by lower FICC income as well as adverse product dynamics in Barclays UK deposits and mortgages
•Group total operating expenses increased to £12,143m (Q323 YTD: £12,011m), including the £93m impact of the BoE levy scheme2
–Group operating costs, which exclude UK regulatory levies and litigation and conduct costs, were stable at £11,951m, with £0.7bn of cost efficiency savings more than offsetting inflation, enabling investment spend and business growth
•Credit impairment charges were £1,271m (Q323 YTD: £1,329m), informed by the anticipated higher delinquencies in US cards partially offset by the impact of credit risk management actions and methodology enhancements, as well as the improved macroeconomic outlook across portfolios. Total coverage ratio was 1.3% (December 2023: 1.4%)
•The effective tax rate (ETR) was 20.2% (Q323 YTD: 19.5%)
•Attributable profit was £4,351m (Q323 YTD: £4,385m)
•Total assets increased to £1,531.1bn (December 2023: £1,477.5bn), driven by an increase in trading securities and seasonal increases in the IB relative to FY23, partially offset by the strengthening of GBP against USD
•NAV per share increased to 407p (December 2023: 382p) and TNAV per share increased to 351p (December 2023: 331p) including EPS of 29.3p, a 9p benefit from the cash flow hedging reserve and a c.6p benefit from the reduction in share count as a result of the completion of the share buyback announced at FY23 Results as well as the ongoing share buyback announced at H124 Results. These were partially offset by an 8p reduction from dividends paid during Q324 YTD and net negative other reserve movements
Group capital and leverage
•The CET1 ratio remained stable at 13.8% (December 2023: 13.8%) as RWAs decreased by £2.3bn to £340.4bn offset by a decrease in CET1 capital of £0.3bn to £47.0bn:
–c.130bps increase from attributable profit
–c.80bps decrease driven by shareholder distributions including the £1.8bn share buybacks announced with FY23 and H124 results and an accrual towards the FY24 dividend
–c.20bps decrease from other capital movements
–c.20bps decrease as a result of a £5.2bn increase in RWAs, excluding the impact of foreign exchange movements, which includes regulatory model changes in Barclays UK
–A £1.3bn decrease in CET1 capital due to a decrease in the currency translation reserve was primarily offset by a £7.5bn decrease in RWAs as a result of foreign exchange movements
•The UK leverage ratio decreased to 4.9% (December 2023: 5.2%) due to a reduction in Tier 1 Capital of £1.7bn and increase in exposure of £29.2bn to £1,197.4bn (December 2023: £1,168.3bn). The decrease in capital was driven by the redemption of an AT1 instrument during the period. The increase in exposure was largely driven by an increase in trading securities and secured lending in IB, partially offset by the strengthening of GBP against USD
Group funding and liquidity
•The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
•The liquidity pool was £311.7bn (December 2023: £298.1bn). The increase in the liquidity pool was primarily driven by deposit growth in International Corporate Bank within the IB and in term wholesale funding
•The average3 Liquidity Coverage Ratio (LCR) increased to 170.1% (December 2023: 161.4%), equivalent to a surplus of £126.0bn (December 2023: £117.7bn)
•Total deposits increased by £4.0bn to £542.8bn (December 2023: £538.8bn)
•The average4 Net Stable Funding Ratio (NSFR) was 135.6% (December 2023: 138.0%), which represents a £164.0bn (December 2023: £167.1bn) surplus above the 100% regulatory requirement
•Wholesale funding outstanding, excluding repurchase agreements, was £178.9bn (December 2023: £176.8bn)
1Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q324 YTD this included the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, both incurred in H124. There were no inorganic transactions in Q324. For FY24 this is expected to also include the loss on sale of the non-performing Italian mortgage portfolio and the impact of the Tesco Bank acquisition.
2In August 2024, Barclays' final charge for the BoE levy scheme in the 2024/2025 financial year was confirmed at £93m, lower than the estimated charge of £120m recognised in Q124. As a result, a £27m release has been recognised in Q324. See Other Matters on page 7.
3Represents average of the last 12 spot month end ratios.
4Represents average of the last four spot quarter end ratios.

,
Barclays PLC	8

Group Finance Director's Review
Group funding and liquidity (continued)
•The Group issued £12.8bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in H124. The Group has a strong MREL position with a ratio of 34.9%, which is in excess of the regulatory requirement of 30.1% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer
Other matters
•The cumulative impact of all inorganic activity in 2024 is currently expected to reduce the Group’s CET1 ratio by c.10bps, and have a broadly neutral impact on FY24 Group RoTE as the estimated net gain upon the completion of the Tesco Bank acquisition in Q424, should broadly offset the losses on disposals from the Italian retail mortgage portfolios as well as from the disposal of the German consumer finance business:
•Acquisition of Tesco Bank's retail banking business: on 9 February 2024, Barclays entered into an agreement with Tesco Personal Finance plc to acquire certain assets and liabilities of its retail banking business (including credit cards, unsecured loans and deposits) conducted under the "Tesco Bank" brand. The High Court approved the transfer on 17 October 2024, and it is expected to become effective on 1 November 2024
–The acquisition is expected to generate an income gain of c.£0.5bn as a result of consideration payable for the net assets being lower than fair value, partially offset by an expected post-acquisition impairment charge from IFRS 9 recognition of c.£0.2bn, generating a day 1 net profit before tax impact of c.£0.3bn, and c.50bps increase to the FY24 Group RoTE1. Including the day 1 profit before tax impact, Barclays Group’s CET1 ratio is now estimated to reduce by c.20bps (previously c.30bps) on completion primarily as a result of the addition of c.£7bn RWAs. These impacts will be confirmed as part of Barclays' FY24 Results
•Disposal of Italian retail mortgages: on 24 April 2024, Barclays announced a transaction under which Barclays Bank Ireland PLC intended to dispose of its performing Italian retail mortgage portfolio, held in Head Office. The sale completed in Q224, generating a loss on disposal of £220m and reduced RWAs by £0.8bn. The transaction was broadly neutral to Barclays’ CET1 ratio and will reduce FY24 Group RoTE by c.40bps
–On 22 October 2024 Barclays agreed the sale of its non-performing Italian retail mortgage portfolio. The sale of the majority of loans within this portfolio has now completed, with the sale of the remainder expected to complete later in Q424. The transaction is expected to generate a small pre-tax loss of approximately €30m, and reduce RWAs by c.€125m. As a result, the transaction is expected to be broadly neutral to Barclays’ CET1 ratio
–Barclays remains in discussion with respect to the disposal of the remaining Swiss-Franc linked Italian retail mortgage portfolio. Should the sale occur, it is expected to generate a further small loss on sale, but be broadly neutral to Barclays’ CET1 ratio
•Disposal of German consumer finance business: on 4 July 2024, Barclays Bank Ireland PLC agreed the sale of its German consumer finance business (comprising credit cards, unsecured personal loans and deposits) to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG, for a small premium to net assets. When including disposal costs and accounting adjustments as required by IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), Barclays has recorded a £20m loss for the disposal group within Head Office in Q224, with an expected c.5bps reduction to FY24 Group RoTE1. Completion of the sale, which is subject to certain conditions, including regulatory approvals and the sanction of the relevant courts, is expected to occur in Q424 or Q125. Once complete, the sale is expected to release c.£3.4bn of RWAs, increasing Barclays' CET1 ratio by c.10bps
•FCA motor finance review: in January 2024, the UK Financial Conduct Authority (FCA) announced that it was appointing a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This follows two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against Clydesdale Financial Services Limited (CFS) (a subsidiary of Barclays PLC) in relation to commission arrangements and disclosure in the sale of motor finance products and a number of complaints and court claims, including some against CFS. We have commenced a judicial review challenge against the FOS in the High Court in relation to this decision. Barclays will co-operate fully with the FCA’s skilled person review, the outcome of which is unknown, including any potential financial impact. The FCA currently plans to set out next steps on this matter in May 2025. Barclays ceased operating in the motor finance market in late 2019 whilst CFS was a subsidiary of the Barclays Bank group
•BoE levy scheme: following parliamentary approval, the new levy process commenced in Q124 replacing the Cash Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations moving the charge from negative income to an operating expense. In August 2024, Barclays' final charge in the 2024/2025 financial year was confirmed at £93m, lower than the estimated charge of £120m recognised in Q124. As a result, a £27m release has been recognised in Q324. The £93m charge will be partially offset by increased income of c.£75m through lower funding costs during 2024

1Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measures“return on tangible equity” (target RoTE) to the equivalent IFRS measure is not available without unreasonable efforts.

Anna Cross, Group Finance Director

,
Barclays PLC	9

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	4,812	4,856	(1)	1,666	1,578	6
Net fee, commission and other income	847	939	(10)	280	295	(5)
Total income	5,659	5,795	(2)	1,946	1,873	4
Operating costs	(3,065)	(3,240)	5	(1,017)	(1,058)	4
UK regulatory levies	(42)	—	#DIV/0!	12	—	#DIV/0!
Litigation and conduct	(7)	12		(1)	9
Total operating expenses	(3,114)	(3,228)	4	(1,006)	(1,049)	4
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	2,545	2,567	(1)	940	824	14
Credit impairment charges	(82)	(267)	69	(16)	(59)	73
Profit before tax	2,463	2,300	7	924	765	21
Attributable profit	1,684	1,580	7	621	531	17

Performance measures
Return on average allocated equity	15.6%	15.0%		17.1%	15.2%
Return on average allocated tangible equity	21.4%	20.6%		23.4%	21.0%
Average allocated equity (£bn)	14.4	14.0		14.5	14.0
Average allocated tangible equity (£bn)	10.5	10.2		10.6	10.1
Cost: income ratio	55%	56%		52%	56%
Loan loss rate (bps)	5	16		3	10
Net interest margin	3.21%	3.15%		3.34%	3.04%

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	199.3	202.8	204.9
Total assets	292.2	293.1	299.9
Customer deposits at amortised cost	236.3	241.1	243.2
Loan: deposit ratio	92%	92%	92%
Risk weighted assets	77.5	73.5	73.2

,
Barclays PLC	10

Results by Business

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	3,486	3,662	(5)	1,184	1,165	2
Barclaycard Consumer UK	706	722	(2)	249	238	5
Business Banking	1,467	1,411	4	513	470	9
Total income	5,659	5,795	(2)	1,946	1,873	4

Analysis of credit impairment (charges)/releases
Personal Banking	(37)	(205)	82	3	(85)
Barclaycard Consumer UK	(78)	(89)	12	(15)	29
Business Banking	33	27	22	(4)	(3)	(33)
Total credit impairment charges	(82)	(267)	69	(16)	(59)	73

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	168.1	170.1	172.3
Barclaycard Consumer UK	10.6	9.7	9.6
Business Banking	20.6	23.0	23.0
Total loans and advances to customers at amortised cost	199.3	202.8	204.9

Analysis of customer deposits at amortised cost
Personal Banking	182.9	185.4	186.1
Barclaycard Consumer UK	—	—	—
Business Banking	53.4	55.7	57.1
Total customer deposits at amortised cost	236.3	241.1	243.2

,
Barclays PLC	11

Results by Business
Barclays UK delivered a RoE of 15.6% (Q323 YTD: 15.0%) and a RoTE of 21.4% (Q323 YTD: 20.6%) supported by robust income, strong asset quality and disciplined cost management, with continued investment in our transformation into a simpler, better and more balanced retail bank.
Income statement - Q324 YTD compared to Q323 YTD
•Profit before tax increased 7% to £2,463m with a RoE of 15.6% (Q323 YTD: 15.0%) and a RoTE of 21.4% (Q323 YTD: 20.6%)
•Total income decreased 2% to £5,659m. NII decreased 1% to £4,812m, as continued structural hedge momentum was more than offset by mortgage margin pressure and adverse product dynamics in deposits, which have stabilised throughout 2024. Net fee, commission and other income decreased 10% to £847m primarily from the impact of the transfer of Wealth Management & Investments (WM&I) to PBWM1
•Total operating expenses decreased 4% to £3,114m, driven by the transfer of WM&I to PBWM1 partially offset by the impact of inflation. Ongoing efficiency savings continue to be reinvested, which includes investment in our transformation programme to drive sustainable improvement to the cost: income ratio
•Credit impairment charges were £82m (Q323 YTD: £267m), driven by low delinquencies in UK cards, high quality mortgage lending portfolio and the improved macroeconomic outlook. UK cards 30 and 90 day arrears remained low at 0.7% (Q323: 0.9%) and 0.2% (Q323: 0.2%) respectively. The UK cards total coverage ratio reduced to 5.6% (December 2023: 6.8%) driven by release of the affordability linked adjustments, supported by a resilient credit performance
Balance sheet - 30 September 2024 compared to 31 December 2023
•Loans and advances to customers at amortised cost decreased by £3.5bn to £199.3bn, driven by subdued mortgage lending reflecting wider market factors and continued repayment of government scheme lending in Business Banking
•Customer deposits at amortised cost decreased £4.8bn to £236.3bn, driven by reduced Business Banking and retail current account balances, reflecting broader market trends. The loan: deposit ratio remained stable at 92% (December 2023: 92%)
•RWAs increased to £77.5bn (December 2023: £73.5bn), primarily driven by regulatory model changes
1 WM&I was transferred in May 2023.

,
Barclays PLC	12

Results by Business

Barclays UK Corporate Bank	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	882	913	(3)	309	304	2
Net fee, commission, trading and other income	440	462	(5)	136	136	—
Total income	1,322	1,375	(4)	445	440	1
Operating costs	(685)	(647)	(6)	(229)	(224)	(2)
UK regulatory levies	(23)	—	#DIV/0!	7	—	#DIV/0!
Litigation and conduct	—	2		—	2
Total operating expenses	(708)	(645)	(10)	(222)	(222)	—
Other net income	—	2		—	—	#DIV/0!
Profit before impairment	614	732	(16)	223	218	2
Credit impairment (charges)/releases	(36)	45		(13)	(15)	13
Profit before tax	578	777	(26)	210	203	3
Attributable profit	392	525	(25)	144	129	12

Performance measures
Return on average allocated equity	17.3%	24.4%		18.8%	18.3%
Return on average allocated tangible equity	17.3%	24.4%		18.8%	18.3%
Average allocated equity (£bn)	3.0	2.9		3.1	2.8
Average allocated tangible equity (£bn)	3.0	2.9		3.1	2.8
Cost: income ratio	54%	47%		50%	50%
Loan loss rate (bps)	19	(22)		21	21

	As at 30.09.24	As At 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	24.8	26.4	26.9
Deposits at amortised cost	82.3	84.9	82.7
Risk weighted assets	22.1	20.9	19.5

	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	196	198	(1)	67	69	(3)
Transaction banking	1,126	1,177	(4)	378	371	2
Total income	1,322	1,375	(4)	445	440	1
UKCB delivered a RoE of 17.3% (Q323 YTD: 24.4%) and a RoTE of 17.3% (Q323 YTD: 24.4%), as income from increased average deposits is offset by lower liquidity pool income, the year-to-date impact of continuing investment to support future growth ambitions and the BoE levy scheme.
Income statement - Q324 YTD compared to Q323 YTD
•Profit before tax decreased 26% to £578m (Q323 YTD: £777m)
•Total income decreased 4% to £1,322m as increased deposit income from higher average balances in the higher interest rate environment was more than offset by lower liquidity pool income
•Total operating expenses increased 10% to £708m, reflecting higher ongoing spend to support growth ambitions and the year-to-date impact of the BoE levy scheme
•Credit impairment charges were £36m (Q323 YTD: £45m release), driven by resilient underlying credit performance and limited single name charges. The release in the prior period was driven by the improved macroeconomic outlook
Balance sheet - 30 September 2024 compared to 31 December 2023
•Loans and advances to customers at amortised cost decreased by £1.6bn to £24.8bn (December 2023: £26.4bn) with underlying growth more than offset by a c.£2bn reduction from refinements to the perimeter with the International Corporate Bank within IB
•Customer deposits at amortised cost decreased by £2.6bn at £82.3bn (December 2023: £84.9bn) primarily driven by a c.£2bn reduction from refinements to the perimeter with the International Corporate Bank within IB
•RWAs increased to £22.1bn (December 2023: £20.9bn) reflecting higher client lending limits, supporting future lending growth

,
Barclays PLC	13

Results by Business

Barclays Private Bank and Wealth Management	Nine months ended				Three months ended
	30.09.24	30.09.23			30.09.24	30.09.23
Income statement information	£m	£m	% Change		£m	£m	% Change
Net interest income	551	586	(6)		189	219	(14)
Net fee, commission and other income	407	309	32		137	118	16
Total income	958	895	7		326	337	(3)
Operating costs	(656)	(540)	(21)		(222)	(214)	(4)
UK regulatory levies	(2)	—	#DIV/0!		1	—	#DIV/0!
Litigation and conduct	1	—			—	—
Total operating expenses	(657)	(540)	(22)		(221)	(214)	(3)
Other net income	—	—	#DIV/0!	`	—	—	#DIV/0!
Profit before impairment	301	355	(15)		105	123	(15)
Credit impairment (charges)/releases	(4)	(8)	50		(7)	2
Profit before tax	297	347	(14)		98	125	(22)
Attributable profit	225	283	(20)		74	102	(27)

Performance measures
Return on average allocated equity	27.0%	34.0%			26.5%	37.6%
Return on average allocated tangible equity	29.5%	37.1%			29.0%	41.2%
Average allocated equity (£bn)	1.1	1.1			1.1	1.1
Average allocated tangible equity (£bn)	1.0	1.0			1.0	1.0
Cost: income ratio	69%	60%			68%	63%
Loan loss rate (bps)	4	7			19	(7)

Key facts	£bn	£bn
Invested assets[1]	122.4	105.4
Clients assets and liabilities[2]	201.5	178.7

	As at 30.09.24	As At 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.0	13.6	13.4
Deposits at amortised cost	64.8	60.3	59.7
Risk weighted assets	7.3	7.2	7.2

PBWM delivered a RoE of 27.0% (Q323 YTD of 34.0%) and a RoTE of 29.5% (Q323 YTD: 37.1%), supported by 13% growth year on year in client balances to £201.5bn, which is predominantly driven by invested assets1 as a result of market movements and underlying growth.
Income statement - Q324 YTD compared to Q323 YTD
•Profit before tax decreased 14% to £297m with a RoE of 27.0% (Q323 YTD: 34.0%) and a RoTE of 29.5% (Q323 YTD: 37.1%)
•Total income increased 7% to £958m reflecting the transfer of WM&I from Barclays UK3 and higher client assets and liabilities balances, partially offset by lower liquidity pool income
•Total operating expenses increased 22% to £657m, reflecting the transfer of WM&I from Barclays UK and higher ongoing spend, including hiring, to support business growth
Balance sheet - 30 September 2024 compared to 31 December 2023
•Client assets and liabilities increased £18.6bn to £201.5bn, driven by £13.6bn increase in invested assets as a result of market movements and underlying growth, as well as £4.5bn increase in deposits and £0.5bn increase in gross loans to clients
•Deposits at amortised cost increased £4.5bn to £64.8bn, driven by underlying growth from client inflows
•RWAs were stable at £7.3bn (December 2023: £7.2bn)
1Invested assets represent assets under management and supervision.
2Client assets and liabilities refers to customer deposits, lending and invested assets.
3WM&I was transferred in May 2023.

,
Barclays PLC	14

Results by Business

Barclays Investment Bank	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	747	1,111	(33)	282	397	(29)
Net trading income	4,979	5,283	(6)	1,512	1,497	1
Net fee, commission and other income	3,472	2,604	33	1,057	792	33
Total income	9,198	8,998	2	2,851	2,686	6
Operating costs	(5,763)	(5,685)	(1)	(1,906)	(1,840)	(4)
UK regulatory levies	(26)	—	#DIV/0!	7	—	#DIV/0!
Litigation and conduct	(29)	7		(17)	6
Total operating expenses	(5,818)	(5,678)	(2)	(1,916)	(1,834)	(4)
Other net income	—	1		—	2
Profit before impairment	3,380	3,321	2	935	854	9
Credit impairment (charges)/releases	(77)	(79)	3	(43)	23
Profit before tax	3,303	3,242	2	892	877	2
Attributable profit	2,266	2,190	3	652	580	12

Performance measures
Return on average allocated equity	10.1%	10.1%		8.8%	8.0%
Return on average allocated tangible equity	10.1%	10.1%		8.8%	8.0%
Average allocated equity (£bn)	29.8	29.0		29.5	28.8
Average allocated tangible equity (£bn)	29.8	29.0		29.5	28.8
Cost: income ratio	63%	63%		67%	68%
Loan loss rate (bps)	9	10		15	(8)

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.5	62.7	62.3
Loans and advances to banks at amortised cost	6.7	7.3	9.5
Debt securities at amortised cost	44.8	38.9	36.3
Loans and advances at amortised cost	116.0	108.9	108.1
Trading portfolio assets	185.8	174.5	155.3
Derivative financial instrument assets	256.7	255.1	280.4
Financial assets at fair value through the income statement	210.8	202.5	237.2
Cash collateral and settlement balances	134.7	102.3	134.6
Deposits at amortised cost	139.8	132.7	154.2
Derivative financial instrument liabilities	249.4	249.7	268.3
Risk weighted assets	194.2	197.3	201.1

	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	3,733	4,121	(9)	1,180	1,147	3
Equities	2,271	1,942	17	692	675	3
Global Markets	6,004	6,063	(1)	1,872	1,822	3
Advisory	472	422	12	186	80
Equity capital markets	253	181	40	64	62	3
Debt capital markets	1,165	847	38	344	233	48
Banking fees and underwriting	1,890	1,450	30	594	375	58
Corporate lending	108	236	(54)	(21)	103
Transaction banking	1,196	1,249	(4)	406	386	5
International Corporate Bank	1,304	1,485	(12)	385	489	(21)
Investment Banking	3,194	2,935	9	979	864	13
Total income	9,198	8,998	2	2,851	2,686	6

,
Barclays PLC	15

Results by Business
IB delivered a RoE of 10.1% (Q323 YTD: 10.1%) and a RoTE of 10.1% (Q323 YTD: 10.1%) reflecting the benefit of diversified income streams across businesses and geographies. An increase in Banking fees and underwriting and Equities income was partially offset by a decrease in FICC and International Corporate Bank income. Costs were marginally up while impairment remained below prior year.
Income statement - Q324 YTD compared to Q323 YTD
•IB has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges, total operating expenses and RWAs
•Profit before tax increased to £3,303m (Q323 YTD: £3,242m)
•Total income increased 2% to £9,198m
–Global Markets income decreased 1% to £6,004m as increased income in Equities was more than offset by lower income in FICC
–Equities income increased 17% to £2,271m, reflecting increased client activity in Derivatives and Cash products, additionally supported by a £125m fair value gain on Visa B shares in Q124
–FICC income decreased 9% to £3,733m, reflecting lower client activity in Macro and the non-repeat of the inflation benefit from prior year, partially offset by strong performance in securitised products
–Investment Banking income increased 9% to £3,194m
–Banking fees and underwriting income increased 30% to £1,890m. Equity capital markets fees increased 40% driven by increased deal activity including fees booked on a large UK rights issue completed in Q224. Debt capital markets fees increased 38% driven by increased activity in leverage finance and investment grade issuance. Advisory fee income increased 12% to £472m
–International Corporate Bank income decreased 12% to £1,304m, including the £85m impact of fair value losses on leverage finance lending in Q324, which decreased Corporate lending income. Transaction banking income decreased 4% to £1,196m driven by margin compression as customers continue to migrate to higher interest returning products and lower liquidity pool income
•Total operating expenses increased 2% to £5,818m reflecting the impact of inflation, Q224 structural cost actions and the estimated impact of the BoE levy scheme, partially offset by efficiency savings
•Credit impairment charges were £77m (Q323 YTD: £79m), driven by single name charges, partially offset by the benefit of credit protection and the improved macroeconomic outlook
Balance sheet - 30 September 2024 compared to 31 December 2023
•Loans and advances at amortised costs increased £7.1bn to £116.0bn driven by increased investment in debt securities and c.£2bn from refinements to the perimeter with UKCB
•Trading portfolio assets increased £11.3bn to £185.8bn driven by increased trading in debt securities to facilitate client demand in Global Markets
•Derivative assets increased £1.6bn to £256.7bn and liabilities remained broadly stable at £249.4bn, reflecting increased client activity in Equities, offset by a decrease in Macro due to lower market volatility
•Financial assets at fair value through the income statement increased £8.3bn to £210.8bn driven by increased secured lending balances
•Deposits at amortised cost increased £7.1bn to £139.8bn driven by growth in deposits, primarily in International Corporate Bank and c.£2bn from refinements to the perimeter with UKCB
•RWAs decreased to £194.2bn (December 2023: £197.3bn) driven by the strengthening of GBP against USD

,
Barclays PLC	16

Results by Business

Barclays US Consumer Bank	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,981	1,918	3	647	662	(2)
Net fee, commission and other income	488	484	1	144	147	(2)
Total income	2,469	2,402	3	791	809	(2)
Operating costs	(1,179)	(1,232)	4	(384)	(404)	5
UK regulatory levies	—	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	(14)	(4)		(9)	—	#DIV/0!
Total operating expenses	(1,193)	(1,236)	3	(393)	(404)	3
Other net income	—	—	#DIV/0!	—	—	#DIV/0!
Profit before impairment	1,276	1,166	9	398	405	(2)
Credit impairment charges	(995)	(989)	(1)	(276)	(404)	32
Profit before tax	281	177	59	122	1
Attributable profit	208	134	55	89	3

Performance measures
Return on average allocated equity	7.5%	4.6%		9.3%	0.3%
Return on average allocated tangible equity	8.4%	5.7%		10.9%	0.4%
Average allocated equity (£bn)	3.7	3.9		3.8	3.8
Average allocated tangible equity (£bn)	3.3	3.2		3.3	3.1
Cost: income ratio	48%	51%		50%	50%
Loan loss rate (bps)	497	480		411	582
Net interest margin	10.64%	10.84%		10.38%	10.88%

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	23.2	24.2	24.3
Deposits at amortised cost	19.4	19.7	19.3
Risk weighted assets	23.2	24.8	24.1
USCB delivered a RoE of 7.5% (Q323 YTD: 4.6%) and a RoTE of 8.4% (Q323 YTD: 5.7%) with underlying growth in cards balances driving higher income, partially offset by the strengthening of GBP against USD, c.£0.9bn ($1.1bn) of the outstanding credit card receivables were sold to Blackstone in Q124, providing a benefit from reduced RWAs.
Income statement - Q324 YTD compared to Q323 YTD
•The appreciation of GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges, total operating expenses and RWAs
•Profit before tax was £281m (Q323 YTD: £177m)
•Total income increased 3% to £2,469m. NII increased 3% to £1,981m reflecting underlying growth in cards balances, partially offset by the strengthening of GBP against USD. Net fee, commission and other income increased 1% to £488m driven by higher purchases and account growth1
•Total operating expenses decreased 3% to £1,193m, driven by efficiency savings and the strengthening of GBP against USD
•Credit impairment charges were £995m (Q323 YTD: £989m), driven by anticipated higher delinquencies in US cards, which led to higher coverage ratios, partially offset by the impact of credit risk management actions and methodology enhancements. 30 and 90 day arrears for US cards were 3.0% (Q323: 2.7%) and 1.6% (Q323: 1.3%) respectively. The USCB total coverage ratio was 10.3% (December 2023: 10.1%) as ongoing reserve build was partially offset by the impact of a debt sale in Q324
Balance sheet - 30 September 2024 compared to 31 December 2023
•Loans and advances to customers at amortised cost remained broadly stable at £23.2bn (December 2023: £24.2bn) with underlying growth in cards balances more than offset by the strengthening of GBP against USD
•Customer deposits at amortised cost were broadly stable at £19.4bn (December 2023: £19.7bn), with underlying deposit growth, in line with USCB's ambition to grow core deposits, more than offset by the strengthening of GBP against USD
•RWAs decreased to £23.2bn (December 2023: £24.8bn), reflecting the sale of receivables to Blackstone in Q124 and strengthening of GBP against USD
1Includes Barclays accounts and those serviced for third parties.

,
Barclays PLC	17

Results by Business

Head Office	Nine months ended			Three months ended
	30.09.24	30.09.23		30.09.24	30.09.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	463	185		215	87
Net fee, commission and other income	(245)	130		(27)	26
Total income	218	315	(31)	188	113	66
Operating costs	(603)	(635)	5	(197)	(210)	6
UK regulatory levies	—	—	#DIV/0!		—	#DIV/0!
Litigation and conduct	(50)	(49)	(2)	(7)	(16)	56
Total operating expenses	(653)	(684)	5	(204)	(226)	10
Other net income	37	4		21	7
(Loss)/profit before impairment	(398)	(365)	(9)	5	(106)
Credit impairment (charges)/releases	(77)	(31)		(19)	20
Loss before tax	(475)	(396)	(20)	(14)	(86)	84
Attributable loss	(424)	(327)	(30)	(16)	(71)	77

Performance measures
Average allocated equity (£bn)	6.3	4.6		7.1	4.6
Average allocated tangible equity (£bn)	2.8	0.7		3.5	0.7

	As at 30.09.24	As at 31.12.23	As at 30.09.23
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	16.1	19.0	16.8

Income statement - Q324 YTD compared to Q323 YTD
•Loss before tax was £475m (Q323 YTD: £396m)
•Total income decreased to £218m (Q323 YTD: £315m) mainly driven by the loss on sale of the performing Italian retail mortgage portfolio and the impact of the disposal of the German consumer finance business. These were partially offset by a gain on disposal of a legacy investment and hedge accounting
•Total operating expenses decreased to £653m (Q323 YTD: £684m)
•Credit impairment charges were £77m (Q323 YTD: £31m), reflecting stable credit performance. The lower charge in the prior period was influenced by easing inflationary pressure in the modelled German consumer finance business

Balance sheet - 30 September 2024 compared to 31 December 2023
•RWAs decreased to £16.1bn (December 2023: £19.0bn) mainly from the sale of the performing Italian retail mortgage portfolio and a decrease in relation to merchant acquiring cash in transit settlement balances

,
Barclays PLC	18

Quarterly Results Summary

Barclays Group
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,308	3,056	3,072	3,139	3,247	3,270	3,053	2,741
Net fee, commission and other income	3,239	3,268	3,881	2,459	3,011	3,015	4,184	3,060
Total income	6,547	6,324	6,953	5,598	6,258	6,285	7,237	5,801
Operating costs	(3,954)	(3,999)	(3,998)	(4,735)	(3,949)	(3,919)	(4,111)	(3,748)
UK regulatory levies[1]	27	—	(120)	(180)	—	—	—	(176)
Litigation and conduct	(35)	(7)	(57)	(5)	—	(33)	1	(79)
Total operating expenses	(3,962)	(4,006)	(4,175)	(4,920)	(3,949)	(3,952)	(4,110)	(4,003)
Other net income/(expenses)	21	4	12	(16)	9	3	(5)	10
Profit before impairment	2,606	2,322	2,790	662	2,318	2,336	3,122	1,808
Credit impairment charges	(374)	(384)	(513)	(552)	(433)	(372)	(524)	(498)
Profit before tax	2,232	1,938	2,277	110	1,885	1,964	2,598	1,310
Tax (charges)/credit	(412)	(427)	(465)	23	(343)	(353)	(561)	33
Profit after tax	1,820	1,511	1,812	133	1,542	1,611	2,037	1,343
Non-controlling interests	(3)	(23)	(3)	(25)	(9)	(22)	(8)	(22)
Other equity instrument holders	(253)	(251)	(259)	(219)	(259)	(261)	(246)	(285)
Attributable profit/(loss)	1,564	1,237	1,550	(111)	1,274	1,328	1,783	1,036

Performance measures
Return on average shareholders' equity	10.6%	8.6%	10.6%	(0.8)%	9.3%	9.6%	12.8%	7.5%
Return on average tangible shareholders' equity	12.3%	9.9%	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%
Average shareholders' equity (£bn)	59.1	57.7	58.3	57.1	55.1	55.4	55.9	54.9
Average tangible shareholders' equity (£bn)	51.0	49.8	50.5	48.9	46.5	46.7	47.6	46.7
Cost: income ratio	61%	63%	60%	88%	63%	63%	57%	69%
Loan loss rate (bps)	37	38	51	54	42	37	52	49
Basic earnings per ordinary share	10.7p	8.3p	10.3p	(0.7)p	8.3p	8.6p	11.3p	6.5p
Basic weighted average number of shares (m)	14,648	14,915	14,983	15,092	15,405	15,523	15,770	15,828
Period end number of shares (m)	14,571	14,826	15,091	15,155	15,239	15,556	15,701	15,871

Balance sheet and capital management[2]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	326.5	329.8	332.1	333.3	339.6	337.4	343.6	343.3
Loans and advances to banks at amortised cost	8.1	8.0	8.5	9.5	11.5	10.9	11.0	10.0
Debt securities at amortised cost	64.6	61.7	57.4	56.7	54.3	53.1	48.9	45.5
Loans and advances at amortised cost	399.2	399.5	397.9	399.5	405.4	401.4	403.5	398.8
Loans and advances at amortised cost impairment coverage ratio	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
Total assets	1,531.1	1,576.6	1,577.1	1,477.5	1,591.7	1,549.7	1,539.1	1,513.7
Deposits at amortised cost	542.8	557.5	552.3	538.8	561.3	554.7	555.7	545.8
Net asset value per share	407p	393p	387p	382p	370p	347p	356p	347p
Tangible net asset value per share	351p	340p	335p	331p	316p	291p	301p	295p
Common equity tier 1 ratio	13.8%	13.6%	13.5%	13.8%	14.0%	13.8%	13.6%	13.9%
Common equity tier 1 capital	47.0	47.7	47.1	47.3	48.0	46.6	46.0	46.9
Risk weighted assets	340.4	351.4	349.6	342.7	341.9	336.9	338.4	336.5
UK leverage ratio	4.9%	5.0%	4.9%	5.2%	5.0%	5.1%	5.1%	5.3%
UK leverage exposure	1,197.4	1,222.7	1,226.5	1,168.3	1,202.4	1,183.7	1,168.9	1,130.0

Funding and liquidity
Group liquidity pool (£bn)	311.7	328.7	323.5	298.1	335.0	330.7	333.0	318.0
Liquidity coverage ratio	170.1%	167.0%	163.2%	161.4%	158.7%	157.2%	156.6%	155.5%
Net stable funding ratio	135.6%	136.4%	135.7%	138.0%	138.2%	138.8%	139.2%	137.0%
Loan: deposit ratio	74%	72%	72%	74%	72%	72%	73%	73%
1Comprises the impact of the BoE levy scheme and the UK bank levy.
2Refer to pages 37 to 41 for further information on how capital, RWAs and leverage are calculated.

,
Barclays PLC	19

Quarterly Results by Business

Barclays UK
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,666	1,597	1,549	1,575	1,578	1,660	1,618	1,600
Net fee, commission and other income	280	290	277	217	295	301	343	370
Total income	1,946	1,887	1,826	1,792	1,873	1,961	1,961	1,970
Operating costs	(1,017)	(1,041)	(1,007)	(1,153)	(1,058)	(1,090)	(1,092)	(1,108)
UK regulatory levies	12	—	(54)	(30)	—	—	—	(26)
Litigation and conduct	(1)	(4)	(2)	(4)	9	5	(2)	(13)
Total operating expenses	(1,006)	(1,045)	(1,063)	(1,187)	(1,049)	(1,085)	(1,094)	(1,147)
Other net income	—	—	—	—	—	—	—	1
Profit before impairment	940	842	763	605	824	876	867	824
Credit impairment charges	(16)	(8)	(58)	(37)	(59)	(95)	(113)	(157)
Profit before tax	924	834	705	568	765	781	754	667
Attributable profit	621	584	479	382	531	534	515	474

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	199.3	198.7	200.8	202.8	204.9	206.8	208.2	205.1
Customer deposits at amortised cost	236.3	236.8	237.2	241.1	243.2	249.8	254.3	258.0
Loan: deposit ratio	92%	91%	92%	92%	92%	90%	90%	87%
Risk weighted assets	77.5	76.5	76.5	73.5	73.2	73.0	74.6	73.1

Performance measures
Return on average allocated equity	17.1%	16.2%	13.4%	10.8%	15.2%	15.1%	14.8%	13.8%
Return on average allocated tangible equity	23.4%	22.3%	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%
Average allocated equity (£bn)	14.5	14.4	14.3	14.1	14.0	14.2	13.9	13.7
Average allocated tangible equity (£bn)	10.6	10.5	10.4	10.2	10.1	10.2	10.3	10.2
Cost: income ratio	52%	55%	58%	66%	56%	55%	56%	58%
Loan loss rate (bps)	3	1	11	7	10	17	20	27
Net interest margin	3.34%	3.22%	3.09%	3.07%	3.04%	3.22%	3.18%	3.10%

,
Barclays PLC	20

Quarterly Results by Business

Analysis of Barclays UK	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,184	1,174	1,128	1,067	1,165	1,244	1,253	1,229
Barclaycard Consumer UK	249	228	229	242	238	237	247	269
Business Banking	513	485	469	483	470	480	461	472
Total income	1,946	1,887	1,826	1,792	1,873	1,961	1,961	1,970

Analysis of credit impairment (charges)/releases
Personal Banking	3	(26)	(14)	35	(85)	(92)	(28)	(120)
Barclaycard Consumer UK	(15)	(25)	(38)	(73)	29	(35)	(83)	(12)
Business Banking	(4)	43	(6)	1	(3)	32	(2)	(25)
Total credit impairment charges	(16)	(8)	(58)	(37)	(59)	(95)	(113)	(157)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	168.1	167.3	169.0	170.1	172.3	173.3	173.6	169.7
Barclaycard Consumer UK	10.6	10.2	9.8	9.7	9.6	9.3	9.0	9.2
Business Banking	20.6	21.2	22.0	23.0	23.0	24.2	25.6	26.2
Total loans and advances to customers at amortised cost	199.3	198.7	200.8	202.8	204.9	206.8	208.2	205.1

Analysis of customer deposits at amortised cost
Personal Banking	182.9	183.3	183.4	185.4	186.1	191.1	194.3	195.6
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	53.4	53.5	53.8	55.7	57.1	58.7	60.0	62.4
Total customer deposits at amortised cost	236.3	236.8	237.2	241.1	243.2	249.8	254.3	258.0

,
Barclays PLC	21

Quarterly Results by Business

Barclays UK Corporate Bank
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	309	296	277	247	304	299	310	324
Net fee, commission, trading and other income	136	147	157	148	136	173	153	153
Total income	445	443	434	395	440	472	463	477
Operating costs	(229)	(235)	(221)	(258)	(224)	(213)	(210)	(213)
UK regulatory levies	7	—	(30)	(8)	—	—	—	(7)
Litigation and conduct	—	—	—	(1)	2	—	—	—
Total operating expenses	(222)	(235)	(251)	(267)	(222)	(213)	(210)	(220)
Other net (expenses)/income	—	—	—	(5)	—	1	1	1
Profit before impairment	223	208	183	123	218	260	254	258
Credit impairment (charges)/releases	(13)	(8)	(15)	(18)	(15)	84	(24)	(52)
Profit before tax	210	200	168	105	203	344	230	206
Attributable profit	144	135	113	59	129	239	157	131

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	24.8	25.7	25.7	26.4	26.9	26.9	27.2	26.9
Deposits at amortised cost	82.3	84.9	81.7	84.9	82.7	82.6	83.6	84.4
Risk weighted assets	22.1	21.9	21.4	20.9	19.5	20.6	20.2	21.1

Performance measures
Return on average allocated equity	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%
Return on average allocated tangible equity	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%
Average allocated equity (£bn)	3.1	3.0	3.0	2.8	2.8	2.9	2.9	2.9
Average allocated tangible equity (£bn)	3.1	3.0	3.0	2.8	2.8	2.9	2.9	2.9
Cost: income ratio	50%	53%	58%	68%	50%	45%	45%	46%
Loan loss rate (bps)	21	12	23	27	21	(123)	36	74

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	67	57	72	64	69	68	61	66
Transaction banking	378	386	362	331	371	404	402	411
Total income	445	443	434	395	440	472	463	477

,
Barclays PLC	22

Quarterly Results by Business

Barclays Private Bank and Wealth Management
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	189	187	175	182	219	186	181	205
Net fee, commission and other income	137	133	137	131	118	113	78	81
Total income	326	320	312	313	337	299	259	286
Operating costs	(222)	(220)	(214)	(255)	(214)	(182)	(144)	(153)
UK regulatory levies	1	—	(3)	(4)	—	—	—	(4)
Litigation and conduct	—	1	—	2	—	—	—	—
Total operating expenses	(221)	(219)	(217)	(257)	(214)	(182)	(144)	(157)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	105	101	95	56	123	117	115	129
Credit impairment (charges)/releases	(7)	3	—	4	2	(7)	(3)	(10)
Profit before tax	98	104	95	60	125	110	112	119
Attributable profit	74	77	74	47	102	91	90	92

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.0	13.9	13.7	13.6	13.4	13.8	14.3	14.4
Deposits at amortised cost	64.8	64.6	61.9	60.3	59.7	59.2	60.8	62.3
Risk weighted assets	7.3	7.0	7.2	7.2	7.2	7.2	7.5	7.8
Client assets and liabilities[1]	201.5	198.5	189.1	182.9	178.7	174.1	141.5	139.4

Performance measures
Return on average allocated equity	26.5%	28.1%	26.3%	17.4%	37.6%	32.8%	31.6%	32.1%
Return on average allocated tangible equity	29.0%	30.8%	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%
Average allocated equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.2
Average allocated tangible equity (£bn)	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.1
Cost: income ratio	68%	68%	70%	82%	63%	61%	56%	55%
Loan loss rate (bps)	19	(9)	—	(10)	(7)	20	7	26

1Client assets and liabilities refers to customer deposits, lending and invested assets.

,
Barclays PLC	23

Quarterly Results by Business

Barclays Investment Bank
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	282	268	197	282	397	555	159	228
Net trading income	1,512	1,485	1,982	757	1,497	1,351	2,435	1,197
Net fee, commission and other income	1,057	1,266	1,149	998	792	837	975	731
Total income	2,851	3,019	3,328	2,037	2,686	2,743	3,569	2,156
Operating costs	(1,906)	(1,900)	(1,957)	(1,934)	(1,840)	(1,813)	(2,032)	(1,619)
UK regulatory levies	7	—	(33)	(123)	—	—	—	(119)
Litigation and conduct	(17)	(3)	(9)	(2)	6	(1)	2	(55)
Total operating expenses	(1,916)	(1,903)	(1,999)	(2,059)	(1,834)	(1,814)	(2,030)	(1,793)
Other net (expenses)/income	—	—	—	(1)	2	—	(1)	1
Profit/(loss) before impairment	935	1,116	1,329	(23)	854	929	1,538	364
Credit impairment (charges)/releases	(43)	(44)	10	(23)	23	(77)	(25)	(22)
Profit/(loss) before tax	892	1,072	1,339	(46)	877	852	1,513	342
Attributable profit/(loss)	652	715	899	(149)	580	562	1,048	313

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	64.5	66.6	64.6	62.7	62.3	59.1	63.1	64.6
Loans and advances to banks at amortised cost	6.7	6.6	7.6	7.3	9.5	9.0	9.1	8.1
Debt securities at amortised cost	44.8	41.7	40.4	38.9	36.3	35.1	30.7	27.2
Loans and advances at amortised cost	116.0	114.9	112.6	108.9	108.1	103.2	102.9	99.9
Trading portfolio assets	185.8	197.2	195.3	174.5	155.3	165.0	137.6	133.7
Derivative financial instrument assets	256.7	251.4	248.9	255.1	280.4	264.8	256.5	301.6
Financial assets at fair value through the income statement	210.8	211.7	225.1	202.5	237.2	231.1	243.8	209.4
Cash collateral and settlement balances	134.7	139.8	129.8	102.3	134.6	122.1	124.3	106.2
Deposits at amortised cost	139.8	151.3	151.1	132.7	154.2	142.9	137.3	121.5
Derivative financial instrument liabilities	249.4	241.8	241.5	249.7	268.3	254.5	246.7	288.9
Risk weighted assets	194.2	203.3	200.4	197.3	201.1	197.2	198.0	195.9

Performance measures
Return on average allocated equity	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%
Return on average allocated tangible equity	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%
Average allocated equity (£bn)	29.5	29.9	30.0	28.9	28.8	29.0	29.1	30.9
Average allocated tangible equity (£bn)	29.5	29.9	30.0	28.9	28.8	29.0	29.1	30.9
Cost: income ratio	67%	63%	60%	101%	68%	66%	57%	83%
Loan loss rate (bps)	15	15	(4)	8	(8)	30	10	9

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,180	1,149	1,404	724	1,147	1,186	1,788	976
Equities	692	696	883	431	675	563	704	440
Global Markets	1,872	1,845	2,287	1,155	1,822	1,749	2,492	1,416
Advisory	186	138	148	171	80	130	212	197
Equity capital markets	64	121	68	38	62	69	50	40
Debt capital markets	344	420	401	301	233	273	341	243
Banking Fees and Underwriting	594	679	617	510	375	472	603	480
Corporate lending	(21)	87	42	(23)	103	100	33	(194)
Transaction banking	406	408	382	395	386	422	441	454
International Corporate Banking	385	495	424	372	489	522	474	260
Investment Banking	979	1,174	1,041	882	864	994	1,077	740
Total income	2,851	3,019	3,328	2,037	2,686	2,743	3,569	2,156

,
Barclays PLC	24

Quarterly Results by Business

Barclays US Consumer Bank
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	647	646	688	686	662	622	634	639
Net fee, commission, trading and other income	144	173	171	180	147	145	192	149
Total income	791	819	859	866	809	767	826	788
Operating costs	(384)	(408)	(387)	(418)	(404)	(401)	(427)	(425)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(9)	(2)	(3)	(2)	—	(4)	—	(3)
Total operating expenses	(393)	(410)	(390)	(420)	(404)	(405)	(427)	(428)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	398	409	469	446	405	362	399	360
Credit impairment charges	(276)	(309)	(410)	(449)	(404)	(264)	(321)	(224)
Profit/(loss) before tax	122	100	59	(3)	1	98	78	136
Attributable profit/(loss)	89	75	44	(3)	3	72	59	101

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	23.2	24.3	23.6	24.2	24.3	22.9	22.5	23.6
Deposits at amortised cost	19.4	20.0	20.3	19.7	19.3	17.9	18.1	18.3
Risk weighted assets	23.2	24.4	23.9	24.8	24.1	22.5	22.5	23.9

Performance measures
Return on average allocated equity	9.3%	8.4%	4.8%	(0.3)%	0.3%	7.5%	6.0%	9.9%
Return on average allocated tangible equity	10.9%	9.2%	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%
Average allocated equity (£bn)	3.8	3.6	3.6	3.6	3.8	3.9	3.9	4.1
Average allocated tangible equity (£bn)	3.3	3.3	3.3	3.3	3.1	3.1	3.1	3.2
Cost: income ratio	50%	50%	46%	48%	50%	53%	52%	54%
Loan loss rate (bps)	411	438	610	636	582	411	515	337
Net interest margin	10.38%	10.43%	11.12%	10.88%	10.88%	10.66%	10.97%	10.64%

,
Barclays PLC	25

Quarterly Results by Business

Head Office
	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	215	62	186	167	87	(52)	151	(255)
Net fee, commission and other income	(27)	(226)	8	28	26	95	8	379
Total income	188	(164)	194	195	113	43	159	124
Operating costs	(197)	(195)	(211)	(717)	(210)	(221)	(204)	(229)
UK regulatory levies	—	—	—	(14)	—	—	—	(20)
Litigation and conduct	(7)	1	(44)	1	(16)	(32)	(1)	(9)
Total operating expenses	(204)	(194)	(255)	(730)	(226)	(253)	(205)	(258)
Other net income/(expenses)	21	4	12	(10)	7	2	(5)	7
Profit/(loss) before impairment	5	(354)	(49)	(545)	(106)	(208)	(51)	(127)
Credit impairment (charges)/releases	(19)	(18)	(40)	(29)	20	(13)	(38)	(33)
Loss before tax	(14)	(372)	(89)	(574)	(86)	(221)	(89)	(160)
Attributable loss	(16)	(349)	(59)	(447)	(71)	(170)	(86)	(75)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	16.1	18.3	20.2	19.0	16.8	16.4	15.6	14.7

Performance measures
Average allocated equity (£bn)	7.1	5.7	6.3	6.6	4.6	4.3	5.0	2.1
Average allocated tangible equity (£bn)	3.5	2.1	2.8	2.7	0.7	0.5	1.2	(1.6)

,
Barclays PLC	26

Performance Management

Margins and balances
	Nine months ended 30.09.24			Nine months ended 30.09.23
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,812	199,938	3.21	4,856	206,338	3.15
Barclays UK Corporate Bank	882	22,552	5.22	913	23,157	5.27
Barclays Private Bank and Wealth Management	551	13,862	5.31	586	14,071	5.57
Barclays US Consumer Bank	1,981	24,864	10.64	1,918	23,661	10.84
Group excluding IB and Head Office	8,226	261,216	4.21	8,273	267,227	4.14
Barclays Investment Bank	747			1,111
Head Office	463			185
Total Barclays Group net interest income	9,436			9,570
The Group excluding IB and Head Office net interest margin (NIM) increased by 7bps from 4.14% in Q323 to 4.21% in Q324, due to continued structural hedge momentum and higher cards balances in USCB, partially offset by mortgage margin pressure in Barclays UK and adverse product dynamics in deposits.

Quarterly analysis
	Q324	Q224	Q124	Q423	Q323
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,666	1,597	1,549	1,575	1,578
Barclays UK Corporate Bank	309	296	277	247	304
Barclays Private Bank and Wealth Management	189	187	175	182	219
Barclays US Consumer Bank	647	646	688	686	662
Group excluding IB and Head Office	2,811	2,726	2,689	2,690	2,763

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	198,616	199,529	201,669	203,646	205,693
Barclays UK Corporate Bank	23,049	22,474	22,257	23,354	23,225
Barclays Private Bank and Wealth Management	14,061	13,931	13,593	13,525	13,594
Barclays US Consumer Bank	24,798	24,899	24,880	25,012	24,128
Group excluding IB and Head Office	260,524	260,833	262,399	265,537	266,640

Net interest margin	%	%	%	%	%
Barclays UK	3.34	3.22	3.09	3.07	3.04
Barclays UK Corporate Bank	5.33	5.30	5.00	4.19	5.19
Barclays Private Bank and Wealth Management	5.35	5.40	5.17	5.33	6.40
Barclays US Consumer Bank	10.38	10.43	11.12	10.88	10.88
Group excluding IB and Head Office	4.29	4.20	4.12	4.02	4.11

,
Barclays PLC	27

Performance Management
Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay floating rate will typically be higher than our average receive fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay fixed and receive variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedge reserve. Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £98bn (December 2023: £128bn) which reflects the structural hedge notional of £234bn (December 2023: £246bn) netted with non-structural hedging positions of £136bn (December 2023: £118bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average duration of between 2.5 years and 3 years.
Gross structural hedge contributions were £3,430m (Q323: £2,609m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

,
Barclays PLC	28

Credit Risk

Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost and the impairment allowance. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.24	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,587	18,026	1,692	165,305	31	60	105	196
Retail credit cards	9,080	1,993	186	11,259	107	429	95	631
Retail other	6,605	1,202	221	8,028	56	104	141	301
Corporate loans[1]	52,404	7,156	1,789	61,349	155	168	379	702
Total UK	213,676	28,377	3,888	245,941	349	761	720	1,830
Retail mortgages	1,701	29	494	2,224	2	—	278	280
Retail credit cards	20,427	3,448	1,652	25,527	358	960	1,338	2,656
Retail other	1,624	148	130	1,902	2	1	26	29
Corporate loans	59,315	3,895	982	64,192	78	141	225	444
Total Rest of the World	83,067	7,520	3,258	93,845	440	1,102	1,867	3,409
Total loans and advances at amortised cost	296,743	35,897	7,146	339,786	789	1,863	2,587	5,239
Debt securities at amortised cost	61,342	3,316	—	64,658	10	11	—	21
Total loans and advances at amortised cost including debt securities	358,085	39,213	7,146	404,444	799	1,874	2,587	5,260
Off-balance sheet loan commitments and financial guarantee contracts[2]	378,879	17,441	1,046	397,366	171	231	28	430
Total[3,4]	736,964	56,654	8,192	801,810	970	2,105	2,615	5,690

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.24	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,556	17,966	1,587	165,109	—	0.3	6.2	0.1
Retail credit cards	8,973	1,564	91	10,628	1.2	21.5	51.1	5.6
Retail other	6,549	1,098	80	7,727	0.8	8.7	63.8	3.7
Corporate loans[1]	52,249	6,988	1,410	60,647	0.3	2.3	21.2	1.1
Total UK	213,327	27,616	3,168	244,111	0.2	2.7	18.5	0.7
Retail mortgages	1,699	29	216	1,944	0.1	—	56.3	12.6
Retail credit cards	20,069	2,488	314	22,871	1.8	27.8	81.0	10.4
Retail other	1,622	147	104	1,873	0.1	0.7	20.0	1.5
Corporate loans	59,237	3,754	757	63,748	0.1	3.6	22.9	0.7
Total Rest of the World	82,627	6,418	1,391	90,436	0.5	14.7	57.3	3.6
Total loans and advances at amortised cost	295,954	34,034	4,559	334,547	0.3	5.2	36.2	1.5
Debt securities at amortised cost	61,332	3,305	—	64,637	—	0.3	—	—
Total loans and advances at amortised cost including debt securities	357,286	37,339	4,559	399,184	0.2	4.8	36.2	1.3
Off-balance sheet loan commitments and financial guarantee contracts[2]	378,708	17,210	1,018	396,936	—	1.3	2.7	0.1
Total[3,4]	735,994	54,549	5,577	796,120	0.1	3.7	31.9	0.7
1Includes Business Banking, which has a gross exposure of £13.6bn and an impairment allowance of £365m. This comprises £80m impairment allowance on £9.5bn Stage 1 exposure, £56m on £3.0bn Stage 2 exposure and £229m on £1.1bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.7%.
2Excludes loan commitments and financial guarantees of £20.7bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.0bn and an impairment allowance of £139m. This comprises £13m impairment allowance on £222.8bn Stage 1 exposure, £3m on £1.1bn Stage 2 exposure and £123m on £129m Stage 3 exposure.
4The annualised loan loss rate is 42bps after applying the total impairment charge of £1,271m.

,
Barclays PLC	29

Credit Risk

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,001	19,123	1,812	166,936	43	77	112	232
Retail credit cards	8,094	2,128	198	10,420	111	492	107	710
Retail other	6,832	1,252	264	8,348	56	117	144	317
Corporate loans[1]	54,257	8,673	1,692	64,622	191	214	346	751
Total UK	215,184	31,176	3,966	250,326	401	900	709	2,010
Retail mortgages	4,201	346	612	5,159	7	28	316	351
Retail credit cards	22,315	3,450	1,522	27,287	412	1,138	1,226	2,776
Retail other	1,637	91	229	1,957	3	1	32	36
Corporate loans	58,248	4,629	862	63,739	96	200	252	548
Total Rest of the World	86,401	8,516	3,225	98,142	518	1,367	1,826	3,711
Total loans and advances at amortised cost	301,585	39,692	7,191	348,468	919	2,267	2,535	5,721
Debt securities	52,869	3,907	—	56,776	11	16	—	27
Total loans and advances at amortised cost including debt securities	354,454	43,599	7,191	405,244	930	2,283	2,535	5,748
Off-balance sheet loan commitments and financial guarantee contracts[2]	374,063	24,208	1,037	399,308	173	287	44	504
Total[3,4]	728,517	67,807	8,228	804,552	1,103	2,570	2,579	6,252

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,958	19,046	1,700	166,704	—	0.4	6.2	0.1
Retail credit cards	7,983	1,636	91	9,710	1.4	23.1	54.0	6.8
Retail other	6,776	1,135	120	8,031	0.8	9.3	54.5	3.8
Corporate loans[1]	54,066	8,459	1,346	63,871	0.4	2.5	20.4	1.2
Total UK	214,783	30,276	3,257	248,316	0.2	2.9	17.9	0.8
Retail mortgages	4,194	318	296	4,808	0.2	8.1	51.6	6.8
Retail credit cards	21,903	2,312	296	24,511	1.8	33.0	80.6	10.2
Retail other	1,634	90	197	1,921	0.2	1.1	14.0	1.8
Corporate loans	58,152	4,429	610	63,191	0.2	4.3	29.2	0.9
Total Rest of the World	85,883	7,149	1,399	94,431	0.6	16.1	56.6	3.8
Total loans and advances at amortised cost	300,666	37,425	4,656	342,747	0.3	5.7	35.3	1.6
Debt securities	52,858	3,891	—	56,749	—	0.4	—	—
Total loans and advances at amortised cost including debt securities	353,524	41,316	4,656	399,496	0.3	5.2	35.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts[2]	373,890	23,921	993	398,804	—	1.2	4.2	0.1
Total[3,4]	727,414	65,237	5,649	798,300	0.2	3.8	31.3	0.8
1Includes Business Banking, which has a gross exposure of £15.2bn and an impairment allowance of £431m. This comprises £99m impairment allowance on £9.8bn Stage 1 exposure, £81m on £4.1bn Stage 2 exposure and £251m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.6%.
2Excludes loan commitments and financial guarantees of £16.5bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £183.6bn and impairment allowance of £151m. This comprises £16m impairment allowance on £182.8bn Stage 1 exposure, £2m on £0.6bn Stage 2 exposure and £133m on £140m Stage 3 exposure.
4The annualised loan loss rate is 46bps after applying the total impairment charge of £1,881m.

,
Barclays PLC	30

Credit Risk
Assets held for sale
During 2023, gross loans and advances and related impairment allowances for the German consumer finance business portfolio were reclassified from loans and advances to customers to assets held for sale in the balance sheet.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 30.09.24	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards	1,779	18	1.0	412	37	9.0	91	66	72.5	2,282	121	5.3
Retail other	1,290	18	1.4	254	36	14.2	74	50	67.6	1,618	104	6.4
Total Rest of the World	3,069	36	1.2	666	73	11.0	165	116	70.3	3,900	225	5.8

As at 31.12.23
Retail credit cards	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Total Rest of the World	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8

,
Barclays PLC	31

Credit Risk
Loans and advances at amortised cost by product
The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 30.09.24	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	147,288	15,123	2,071	861	18,055	2,186	167,529
Retail credit cards	29,507	4,768	370	303	5,441	1,838	36,786
Retail other	8,229	1,006	165	179	1,350	351	9,930
Corporate loans	111,719	10,855	64	132	11,051	2,771	125,541
Total	296,743	31,752	2,670	1,475	35,897	7,146	339,786

Impairment allowance
Retail mortgages	33	30	12	18	60	383	476
Retail credit cards	465	1,060	150	179	1,389	1,433	3,287
Retail other	58	70	16	19	105	167	330
Corporate loans	233	295	5	9	309	604	1,146
Total	789	1,455	183	225	1,863	2,587	5,239

Net exposure
Retail mortgages	147,255	15,093	2,059	843	17,995	1,803	167,053
Retail credit cards	29,042	3,708	220	124	4,052	405	33,499
Retail other	8,171	936	149	160	1,245	184	9,600
Corporate loans	111,486	10,560	59	123	10,742	2,167	124,395
Total	295,954	30,297	2,487	1,250	34,034	4,559	334,547

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.2	0.6	2.1	0.3	17.5	0.3
Retail credit cards	1.6	22.2	40.5	59.1	25.5	78.0	8.9
Retail other	0.7	7.0	9.7	10.6	7.8	47.6	3.3
Corporate loans	0.2	2.7	7.8	6.8	2.8	21.8	0.9
Total	0.3	4.6	6.9	15.3	5.2	36.2	1.5

As at 31.12.23
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	150,202	16,834	1,971	664	19,469	2,424	172,095
Retail credit cards	30,409	4,858	392	328	5,578	1,720	37,707
Retail other	8,469	1,094	126	123	1,343	493	10,305
Corporate loans	112,505	12,960	179	163	13,302	2,554	128,361
Total	301,585	35,746	2,668	1,278	39,692	7,191	348,468

Impairment allowance
Retail mortgages	50	73	20	12	105	428	583
Retail credit cards	523	1,257	166	207	1,630	1,333	3,486
Retail other	59	82	18	18	118	176	353
Corporate loans	287	399	8	7	414	598	1,299
Total	919	1,811	212	244	2,267	2,535	5,721

Net exposure
Retail mortgages	150,152	16,761	1,951	652	19,364	1,996	171,512
Retail credit cards	29,886	3,601	226	121	3,948	387	34,221
Retail other	8,410	1,012	108	105	1,225	317	9,952
Corporate loans	112,218	12,561	171	156	12,888	1,956	127,062
Total	300,666	33,935	2,456	1,034	37,425	4,656	342,747

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.0	1.8	0.5	17.7	0.3
Retail credit cards	1.7	25.9	42.3	63.1	29.2	77.5	9.2
Retail other	0.7	7.5	14.3	14.6	8.8	35.7	3.4
Corporate loans	0.3	3.1	4.5	4.3	3.1	23.4	1.0
Total	0.3	5.1	7.9	19.1	5.7	35.3	1.6

,
Barclays PLC	32

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s expected credit losses charge were refreshed in Q324 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, the UK economy is gradually recovering and is further stimulated as restrictive monetary policy continues loosening. US GDP growth falls to 1.8% in 2025 but then stabilises at 2.0%. Labour markets remain broadly resilient. The UK unemployment rate peaks at 4.6% during 2025 before stabilising at 4.4%. US unemployment increases slightly to 4.2% at end of 2024 where it remains for the rest of the projection period. With the significant decline in inflationary pressures, major central banks continue to cut rates throughout 2025. UK house prices keep falling in 2024 before stabilising and resuming the upward trend from 2025. The housing market in the US remains more resilient, with house prices continuing to grow.
In the Downside 2 scenario, inflationary pressures are assumed to intensify again, mainly driven by strong wage growth. Central banks raise rates further, with the UK bank rate and the US federal funds rate each reaching 8.5% in Q225. Major economies experience a rapid tightening of financial conditions alongside a significant increase in market volatility resulting in a sharp repricing of assets and higher credit losses. Central banks are forced to cut interest rates aggressively. Falling demand reduces UK and US GDP and headline inflation drops significantly following a temporary surge. In the Upside 2 scenario, a rise in labour force participation and higher productivity contribute to accelerated economic growth without creating new inflationary pressures. With inflation continuing to fall, central banks lower interest rates, further stimulating aggregate demand, leading to reduced unemployment and healthy GDP growth.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Upside scenario weightings were driven by the improvement in GDP in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 36.
Economic uncertainty adjustments of £102m (30 June 2024: £151m) were applied as overlays to the modelled ECL output. The decrease reflected a release of affordability linked adjustments in the UK unsecured lending portfolio, supported by a resilient credit performance from UK customers, as evidenced by continued low and stable delinquencies.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the probability weights applied to each scenario.

,
Barclays PLC	33

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.09.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP[1]	0.9	1.3	1.5	1.7	1.6
UK unemployment[2]	4.4	4.5	4.4	4.4	4.4
UK HPI[3]	0.7	2.6	2.6	4.6	3.2
UK bank rate[6]	5.0	3.9	3.4	3.3	3.3
US GDP[1]	2.3	1.8	2.0	2.0	2.0
US unemployment[4]	4.0	4.2	4.2	4.2	4.2
US HPI[5]	3.2	3.0	3.1	3.1	3.1
US federal funds rate[6]	5.0	3.4	3.1	3.0	3.3

Downside 2
UK GDP[1]	0.8	(2.3)	(1.0)	2.3	1.4
UK unemployment[2]	4.4	5.6	7.4	5.6	4.8
UK HPI[3]	(0.4)	(18.1)	(6.7)	16.6	8.9
UK bank rate[6]	5.5	5.5	1.0	1.0	1.0
US GDP[1]	2.2	(2.1)	(0.4)	3.1	1.7
US unemployment[4]	4.1	5.6	6.8	5.4	5.0
US HPI[5]	2.3	(9.4)	(1.7)	7.6	5.6
US federal funds rate[6]	5.5	5.4	1.5	1.5	1.5

Downside 1
UK GDP[1]	0.9	(0.5)	0.3	2.0	1.5
UK unemployment[2]	4.4	5.1	5.9	5.0	4.6
UK HPI[3]	0.1	(8.1)	(2.1)	10.5	6.0
UK bank rate[6]	5.3	4.7	2.2	2.1	2.1
US GDP[1]	2.2	(0.2)	0.8	2.6	1.9
US unemployment[4]	4.1	4.9	5.5	4.8	4.6
US HPI[5]	2.7	(3.3)	0.7	5.3	4.4
US federal funds rate[6]	5.2	4.4	2.3	2.3	2.4

Upside 2
UK GDP[1]	1.1	3.5	3.4	2.8	2.4
UK unemployment[2]	4.4	3.7	3.5	3.5	3.5
UK HPI[3]	2.3	14.0	6.9	4.0	4.3
UK bank rate[6]	5.0	3.3	2.3	2.3	2.3
US GDP[1]	2.4	2.9	3.0	2.8	2.8
US unemployment[4]	4.0	3.6	3.5	3.5	3.5
US HPI[5]	4.3	4.5	4.9	4.5	4.6
US federal funds rate[6]	5.0	2.9	2.3	2.3	2.3

Upside 1
UK GDP[1]	1.0	2.4	2.5	2.2	2.0
UK unemployment[2]	4.4	4.1	4.0	4.0	4.0
UK HPI[3]	1.5	8.2	4.8	4.3	3.7
UK bank rate[6]	5.0	3.6	2.9	2.8	2.8
US GDP[1]	2.3	2.3	2.5	2.4	2.4
US unemployment[4]	4.0	3.9	3.9	3.9	3.9
US HPI[5]	3.8	3.8	4.0	3.8	3.8
US federal funds rate[6]	5.0	3.2	2.7	2.6	2.8

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6Average rate.

,
Barclays PLC	34

Credit Risk

As at 30.06.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP[1]	0.7	1.2	1.6	1.7	1.6
UK unemployment[2]	4.3	4.4	4.4	4.4	4.4
UK HPI[3]	(1.2)	1.6	3.0	4.4	3.2
UK bank rate[6]	5.0	4.3	3.8	3.6	3.5
US GDP[1]	2.3	1.7	2.0	2.0	2.0
US unemployment[4]	4.0	4.1	4.1	4.1	4.1
US HPI[5]	3.3	3.0	3.3	3.3	3.3
US federal funds rate[6]	5.3	4.4	4.0	3.8	3.8

Downside 2
UK GDP[1]	0.2	(3.2)	0.5	2.1	1.3
UK unemployment[2]	4.4	6.4	6.9	5.3	4.7
UK HPI[3]	(3.6)	(23.3)	2.8	15.6	7.7
UK bank rate[6]	5.9	4.0	1.0	1.0	1.0
US GDP[1]	1.8	(2.9)	1.2	2.8	1.6
US unemployment[4]	4.2	6.3	6.4	5.3	4.9
US HPI[5]	0.9	(10.7)	2.0	8.0	5.3
US federal funds rate[6]	5.9	4.1	1.5	1.5	1.5

Downside 1
UK GDP[1]	0.4	(1.0)	1.0	1.9	1.5
UK unemployment[2]	4.3	5.4	5.6	4.9	4.6
UK HPI[3]	(2.4)	(11.5)	2.9	9.9	5.5
UK bank rate[6]	5.5	4.1	2.4	2.3	2.3
US GDP[1]	2.0	(0.6)	1.6	2.4	1.8
US unemployment[4]	4.1	5.2	5.3	4.7	4.5
US HPI[5]	2.1	(4.0)	2.7	5.6	4.3
US federal funds rate[6]	5.6	4.3	2.8	2.6	2.6

Upside 2
UK GDP[1]	1.1	3.9	3.2	2.6	2.3
UK unemployment[2]	4.1	3.4	3.4	3.3	3.2
UK HPI[3]	4.9	14.2	6.8	2.7	3.8
UK bank rate[6]	4.9	3.4	2.6	2.6	2.5
US GDP[1]	2.6	3.2	2.9	2.8	2.8
US unemployment[4]	3.7	3.5	3.4	3.4	3.4
US HPI[5]	5.3	3.9	5.0	4.6	4.6
US federal funds rate[6]	5.2	3.7	3.1	2.8	2.8

Upside 1
UK GDP[1]	0.9	2.5	2.4	2.2	2.0
UK unemployment[2]	4.2	3.9	3.9	3.9	3.8
UK HPI[3]	1.8	7.8	4.9	3.6	3.5
UK bank rate[6]	5.0	3.8	3.2	3.1	3.0
US GDP[1]	2.4	2.5	2.4	2.4	2.4
US unemployment[4]	3.8	3.8	3.8	3.8	3.8
US HPI[5]	4.3	3.5	4.2	3.9	3.9
US federal funds rate[6]	5.3	4.1	3.5	3.3	3.3

1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6Average rate.

,
Barclays PLC	35

Credit Risk

As at 31.12.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP[1]	0.5	0.3	1.2	1.6	1.6
UK unemployment[2]	4.2	4.7	4.7	4.8	5.0
UK HPI[3]	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate[6]	4.7	4.9	4.1	3.8	3.5
US GDP[1]	2.4	1.3	1.7	1.9	1.9
US unemployment[4]	3.7	4.3	4.3	4.3	4.3
US HPI[5]	5.4	3.4	3.0	3.3	3.3
US federal funds rate[6]	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP[1]	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment[2]	4.2	5.2	7.9	6.3	5.5
UK HPI[3]	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate[6]	4.7	6.6	1.3	1.0	1.0
US GDP[1]	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment[4]	3.7	5.2	7.2	5.9	5.2
US HPI[5]	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate[6]	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP[1]	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment[2]	4.2	4.9	6.3	5.6	5.2
UK HPI[3]	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate[6]	4.7	5.8	2.7	2.5	2.3
US GDP[1]	2.4	0.3	(0.2)	2.5	1.9
US unemployment[4]	3.7	4.7	5.8	5.1	4.8
US HPI[5]	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate[6]	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP[1]	0.5	2.4	3.7	2.9	2.4
UK unemployment[2]	4.2	3.9	3.5	3.6	3.6
UK HPI[3]	(3.3)	7.8	7.6	4.5	5.6
UK bank rate[6]	4.7	4.3	2.7	2.5	2.5
US GDP[1]	2.4	2.8	3.1	2.8	2.8
US unemployment[4]	3.7	3.5	3.6	3.6	3.6
US HPI[5]	5.4	6.1	4.3	4.5	4.6
US federal funds rate[6]	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP[1]	0.5	1.4	2.5	2.3	2.0
UK unemployment[2]	4.2	4.3	4.1	4.2	4.3
UK HPI[3]	(3.3)	1.2	4.1	3.8	5.4
UK bank rate[6]	4.7	4.6	3.4	3.3	3.0
US GDP[1]	2.4	2.0	2.4	2.4	2.4
US unemployment[4]	3.7	3.9	3.9	4.0	4.0
US HPI[5]	5.4	4.7	3.7	3.9	3.9
US federal funds rate[6]	5.1	4.7	3.5	3.3	3.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6Average rate.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.24
Scenario probability weighting	16.8	26.4	32.7	15.9	8.2
As at 30.06.24
Scenario probability weighting	16.5	26.1	32.6	16.2	8.6
As at 31.12.23
Scenario probability weighting	13.8	24.7	32.4	18.3	10.8

,
Barclays PLC	36

Treasury and Capital Risk
Regulatory minimum requirements
Capital
The Group’s Overall Capital Requirement for CET1 remained at 12.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement as per the PRA's Individual Capital Requirement is 4.6% of which at least 56.25% needs to be met with CET1 capital, equating to 2.6% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.
Leverage
The Group is subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.6% Pillar 2A equating to 25.2% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Significant regulatory updates in the period
Following its 12 December 2023 publication of ‘Implementation of the Basel 3.1 standards near-final part 1’ (PS12/23), covering Credit Valuation Adjustments, Counterparty Credit Risk, Market Risk and Operational Risk, on 12 September 2024 the PRA published its near-final policy statement ‘Implementation of the Basel 3.1 standards near-final part 2’ (PS9/24) covering the remaining aspects of the Basel 3.1 standards. This covered Credit Risk, Credit Risk Mitigation, the Output Floor, and Reporting and Disclosure requirements. Additionally, the policy statement confirmed that the implementation date for Basel 3.1 within the United Kingdom will be deferred by 6 months to 1 January 2026.

,
Barclays PLC	37

Treasury and Capital Risk

Capital ratios[1,2]	As at 30.09.24	As at 30.06.24	As at 31.12.23
CET1	13.8%	13.6%	13.8%
T1	17.3%	17.3%	17.7%
Total regulatory capital	19.9%	19.9%	20.1%
MREL ratio as a percentage of total RWAs	34.9%	33.5%	33.6%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	70,972	71,173	71,204
Less: other equity instruments (recognised as AT1 capital)	(11,739)	(12,959)	(13,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(493)	(645)	(795)
Adjustment to retained earnings for foreseeable repurchase of shares	(385)	(222)	—
Adjustment to retained earnings for foreseeable other equity coupons	(40)	(41)	(43)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,850)	(1,887)	(1,901)
Goodwill and intangible assets	(8,111)	(7,835)	(7,790)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,482)	(1,630)	(1,630)
Fair value reserves related to gains or losses on cash flow hedges	2,298	3,799	3,707
Excess of expected losses over impairment	(440)	(324)	(296)
Gains or losses on liabilities at fair value resulting from own credit	656	622	136
Defined benefit pension fund assets	(2,534)	(2,564)	(2,654)
Direct and indirect holdings by an institution of own CET1 instruments	(5)	(5)	(20)
Adjustment under IFRS 9 transitional arrangements	83	123	288
Other regulatory adjustments	100	90	357
CET1 capital	47,030	47,695	47,304

AT1 capital
Capital instruments and related share premium accounts	11,755	13,000	13,263
Other regulatory adjustments and deductions	(16)	(41)	(60)
AT1 capital	11,739	12,959	13,203

T1 capital	58,769	60,654	60,507

T2 capital
Capital instruments and related share premium accounts	8,587	8,836	7,966
Qualifying T2 capital (including minority interests) issued by subsidiaries	379	385	569
Credit risk adjustments (excess of impairment over expected losses)	—	39	—
Other regulatory adjustments and deductions	(19)	(43)	(160)
Total regulatory capital	67,716	69,871	68,882

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(379)	(385)	(569)
Eligible liabilities	51,330	48,299	46,995

Total own funds and eligible liabilities[3]	118,667	117,785	115,308

Total RWAs	340,401	351,433	342,717
1CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements in accordance with UK CRR. This includes IFRS 9 transitional arrangements and the grandfathering of certain capital instruments until 28 June 2025.
2The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.8%, with £46.9bn of CET1 capital and £340.4bn of RWAs calculated without applying the transitional arrangements in accordance with UK CRR.
3As at 30 September 2024, the Group's MREL requirement, excluding the PRA buffer, was to hold £102.6bn of own funds and eligible liabilities equating to 30.1% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

,
Barclays PLC	38

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.24	Nine months ended 30.09.24
	£m	£m
Opening CET1 capital	47,695	47,304

Profit for the period attributable to equity holders	1,817	5,114
Own credit relating to derivative liabilities	3	27
Ordinary share dividends paid and foreseen	(273)	(918)
Purchased and foreseeable share repurchase	(750)	(1,750)
Other equity coupons paid and foreseen	(252)	(760)
Increase in retained regulatory capital generated from earnings	545	1,713

Net impact of share schemes	164	94
Fair value through other comprehensive income reserve	119	(150)
Currency translation reserve	(1,244)	(1,328)
Other reserves	(8)	(111)
Decrease in other qualifying reserves	(969)	(1,495)

Pension remeasurements within reserves	(30)	(127)
Defined benefit pension fund asset deduction	30	120
Net impact of pensions	—	(7)

Additional value adjustments (PVA)	37	51
Goodwill and intangible assets	(276)	(321)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	148	148
Excess of expected loss over impairment	(116)	(144)
Direct and indirect holdings by an institution of own CET1 instruments	—	15
Adjustment under IFRS 9 transitional arrangements	(40)	(205)
Other regulatory adjustments	6	(29)
Decrease in regulatory capital due to adjustments and deductions	(241)	(485)

Closing CET1 capital	47,030	47,030
CET1 capital decreased £0.3bn to £47.0bn (December 2023: £47.3bn). Significant movements in the period were:

•£5.1bn of capital generated from profit partially offset by distributions of £3.4bn comprising:
–£1.8bn of share buybacks announced with FY23 and H124 results
–£0.9bn accrual towards the FY24 dividend
–£0.8bn of equity coupons paid and foreseen
•£1.5bn decrease in other qualifying reserves including a reduction in the currency translation reserve due to the strengthening of GBP against USD

,
Barclays PLC	39

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	9,606	55,792	100	13	—	52	199	—	11,715	77,477
Barclays UK Corporate Bank	3,790	14,275	93	389	—	10	5	507	3,024	22,093
Barclays Private Bank & Wealth Management	4,846	482	80	24	—	11	41	305	1,546	7,335
Barclays Investment Bank	38,757	47,864	20,458	23,709	118	2,466	13,087	23,559	24,179	194,197
Barclays US Consumer Bank	18,316	839	—	—	—	—	—	—	4,051	23,206
Head Office	6,488	8,346	1	15	—	3	1	196	1,043	16,093
Barclays Group	81,803	127,598	20,732	24,150	118	2,542	13,333	24,567	45,558	340,401
As at 30.06.24
Barclays UK	9,349	55,055	101	12	—	72	169	—	11,715	76,473
Barclays UK Corporate Bank	4,033	13,881	91	327	—	12	3	487	3,024	21,858
Barclays Private Bank & Wealth Management	4,612	467	85	33	—	13	—	293	1,546	7,049
Barclays Investment Bank	41,151	50,854	20,426	23,636	159	2,897	14,173	25,811	24,179	203,286
Barclays US Consumer Bank	19,462	917	—	—	—	—	—	—	4,051	24,430
Head Office	6,470	10,609	1	21	—	4	1	188	1,043	18,337
Barclays Group	85,077	131,783	20,704	24,029	159	2,998	14,346	26,779	45,558	351,433
As at 31.12.23
Barclays UK	10,472	50,761	178	—	—	94	274	—	11,715	73,494
Barclays UK Corporate Bank	3,458	13,415	262	167	—	14	2	541	3,024	20,883
Barclays Private Bank & Wealth Management	4,611	455	182	27	—	30	1	322	1,546	7,174
Barclays Investment Bank	37,749	52,190	18,512	21,873	159	3,248	14,623	24,749	24,179	197,282
Barclays US Consumer Bank	19,824	966	—	—	—	—	—	—	4,051	24,841
Head Office	6,772	10,951	1	21	—	6	1	248	1,043	19,043
Barclays Group	82,886	128,738	19,135	22,088	159	3,392	14,901	25,860	45,558	342,717

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.23)	211,624	44,774	40,761	45,558	342,717
Book size	(69)	4,115	(2,123)	—	1,923
Acquisitions and disposals	(856)	—	—	—	(856)
Book quality	(1,054)	(245)	—	—	(1,299)
Model updates	196	680	—	—	876
Methodology and policy	4,155	398	—	—	4,553
Foreign exchange movements[1]	(4,595)	(2,180)	(738)	—	(7,513)
Total RWA movements	(2,223)	2,768	(2,861)	—	(2,316)
Closing RWAs (as at 30.09.24)	209,401	47,542	37,900	45,558	340,401
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs decreased £2.3bn to £340.4bn (December 2023: £342.7bn).
Credit risk RWAs decreased £2.2bn:
•A £0.9bn decrease in acquisitions and disposals due to the sale of the performing Italian mortgage portfolio
•A £1.1bn decrease in book quality RWAs mainly driven by changes in risk parameters primarily within IB
•A £4.2bn increase in methodology and policy including regulatory model changes in Barclays UK
•A £4.6bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD
Counterparty Credit risk RWAs increased £2.8bn:
•A £4.1bn increase in book size including the seasonal increase relative to FY23
•A £2.2bn decrease as a result of foreign exchange movements primarily due to the strengthening of GBP against USD
Market risk RWAs decreased £2.9bn:
•A £2.1bn decrease in book size due to trading activity

,
Barclays PLC	40

Treasury and Capital Risk

Leverage ratios[1,2]	As at 30.09.24	As at 30.06.24	As at 31.12.23
	£m	£m	£m
UK leverage ratio[3]	4.9%	5.0%	5.2%
T1 capital	58,769	60,654	60,507
UK leverage exposure	1,197,445	1,222,722	1,168,275
Average UK leverage ratio	4.6%	4.7%	4.8%
Average T1 capital	59,328	60,617	60,343
Average UK leverage exposure	1,277,714	1,300,424	1,266,880
1Capital and leverage measures are calculated applying the transitional arrangements in accordance with UK CRR.
2Fully loaded UK leverage ratio was 4.9%, with £58.7bn of T1 capital and £1,197.4bn of leverage exposure. Fully loaded average UK leverage ratio was 4.6% with £59.2bn of T1 capital and £1,277.6bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements in accordance with UK CRR.
3Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn and against the 0.3% CCLB was £3.6bn.
The UK leverage ratio decreased to 4.9% (December 2023: 5.2%) due to a reduction in Tier 1 Capital of £1.7bn and increase in exposure of £29.2bn to £1,197.4bn (December 2023: £1,168.3bn). The decrease in capital was driven by the redemption of an AT1 instrument during the period. The increase in exposure was largely driven by an increase in trading securities and secured lending in IB, partially offset by the strengthening of GBP against USD.

,
Barclays PLC	41

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.24	Nine months ended 30.09.23
	£m	£m
Total income	19,824	19,780
Operating expenses excluding UK regulatory levies & litigation and conduct	(11,951)	(11,979)
UK regulatory levies[1]	(93)	—
Litigation and conduct	(99)	(32)
Operating expenses	(12,143)	(12,011)
Other net income	37	7
Profit before impairment	7,718	7,776
Credit impairment charges	(1,271)	(1,329)
Profit before tax	6,447	6,447
Tax charge	(1,304)	(1,257)
Profit after tax	5,143	5,190

Attributable to:
Shareholders of the parent	4,351	4,385
Other equity holders	763	766
Equity holders of the parent	5,114	5,151
Non-controlling interests	29	39
Profit after tax	5,143	5,190

Earnings per share
Basic earnings per ordinary share	29.3p	28.2p

1Comprises the impact of the BoE levy scheme. Please refer to Group Finance Director’s Review, Other matters for details.

,
Barclays PLC	42

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
	As at 30.09.24	As at 31.12.23
Assets	£m	£m
Cash and balances at central banks	215,061	224,634
Cash collateral and settlement balances	141,703	108,889
Debt securities at amortised cost	64,637	56,749
Loans and advances at amortised cost to banks	8,120	9,459
Loans and advances at amortised cost to customers	326,427	333,288
Reverse repurchase agreements and other similar secured lending at amortised cost	3,579	2,594
Trading portfolio assets	187,400	174,605
Financial assets at fair value through the income statement	214,257	206,651
Derivative financial instruments	258,622	256,836
Financial assets at fair value through other comprehensive income	80,778	71,836
Investments in associates and joint ventures	894	879
Goodwill and intangible assets	8,123	7,794
Current tax assets	144	121
Deferred tax assets	5,569	5,960
Other assets	15,821	17,192
Total assets	1,531,135	1,477,487

Liabilities
Deposits at amortised cost from banks	18,037	14,472
Deposits at amortised cost from customers	524,717	524,317
Cash collateral and settlement balances	135,060	94,084
Repurchase agreements and other similar secured borrowings at amortised cost	45,250	41,601
Debt securities in issue	89,424	96,825
Subordinated liabilities	11,322	10,494
Trading portfolio liabilities	64,284	58,669
Financial liabilities designated at fair value	305,328	297,539
Derivative financial instruments	249,861	250,044
Current tax liabilities	625	529
Deferred tax liabilities	22	22
Other liabilities	15,573	17,027
Total liabilities	1,459,503	1,405,623

Equity
Called up share capital and share premium	4,205	4,288
Other reserves	(476)	(77)
Retained earnings	55,504	53,734
Shareholders' equity attributable to ordinary shareholders of the parent	59,233	57,945
Other equity instruments	11,739	13,259
Total equity excluding non-controlling interests	70,972	71,204
Non-controlling interests	660	660
Total equity	71,632	71,864

Total liabilities and equity	1,531,135	1,477,487

,
Barclays PLC	43

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	763	—	4,351	5,114	29	5,143
Currency translation movements	—	—	(1,328)	—	(1,328)	—	(1,328)
Fair value through other comprehensive income reserve	—	—	(150)	—	(150)	—	(150)
Cash flow hedges	—	—	1,409	—	1,409	—	1,409
Retirement benefit remeasurements	—	—	—	(127)	(127)	—	(127)
Own credit	—	—	(491)	—	(491)	—	(491)
Total comprehensive income for the period	—	763	(560)	4,224	4,427	29	4,456
Employee share schemes and hedging thereof	80	—	—	740	820	—	820
Issue and redemption of other equity instruments	—	(1,508)	—	(97)	(1,605)	—	(1,605)
Other equity instruments coupon paid	—	(763)	—	—	(763)	—	(763)
Vesting of employee share schemes	—	—	(4)	(495)	(499)	—	(499)
Dividends paid	—	—	—	(1,221)	(1,221)	(29)	(1,250)
Repurchase of shares	(163)	—	163	(1,373)	(1,373)	—	(1,373)
Other movements	—	(12)	2	(8)	(18)	—	(18)
Balance as at 30 September 2024	4,205	11,739	(476)	55,504	70,972	660	71,632

Three months ended 30.09.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2024	4,256	12,959	(882)	54,840	71,173	660	71,833
Profit after tax	—	253	—	1,564	1,817	3	1,820
Currency translation movements	—	—	(1,244)	—	(1,244)	—	(1,244)
Fair value through other comprehensive income reserve	—	—	119	—	119	—	119
Cash flow hedges	—	—	1,499	—	1,499	—	1,499
Retirement benefit remeasurements	—	—	—	(30)	(30)	—	(30)
Own credit	—	—	(29)	—	(29)	—	(29)
Total comprehensive income for the period	—	253	345	1,534	2,132	3	2,135
Employee share schemes and hedging thereof	15	—	—	158	173	—	173
Issue and redemption of other equity instruments	—	(1,245)	—	(5)	(1,250)	—	(1,250)
Other equity instruments coupon paid	—	(253)	—	—	(253)	—	(253)
Vesting of employee share schemes	—	—	(7)	(7)	(14)	—	(14)
Dividends paid	—	—	—	(425)	(425)	(3)	(428)
Repurchase of shares	(66)	—	66	(591)	(591)	—	(591)
Other movements	—	25	2	—	27	—	27
Balance as at 30 September 2024	4,205	11,739	(476)	55,504	70,972	660	71,632

	As at 30.09.24	As at 31.12.23
Other Reserves	£m	£m
Currency translation reserve	2,343	3,671
Fair value through other comprehensive income reserve	(1,516)	(1,366)
Cash flow hedging reserve	(2,298)	(3,707)
Own credit reserve	(729)	(240)
Other reserves and treasury shares	1,724	1,565
Total	(476)	(77)

,
Barclays PLC	44

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Returns

	Nine months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,684	392	225	2,266	208	(424)	4,351

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.4	3.0	1.1	29.8	3.7	6.3	58.3
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.4)	(3.5)	(7.9)
Average tangible equity	10.5	3.0	1.0	29.8	3.3	2.8	50.4

Return on average tangible equity	21.4%	17.3%	29.5%	10.1%	8.4%	n/m	11.5%

	Nine months ended 30.09.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,580	525	283	2,190	134	(327)	4,385

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.0	2.9	1.1	29.0	3.9	4.6	55.5
Average goodwill and intangibles	(3.8)	—	(0.1)	—	(0.7)	(3.9)	(8.5)
Average tangible equity	10.2	2.9	1.0	29.0	3.2	0.7	47.0

Return on average tangible equity	20.6%	24.4%	37.1%	10.1%	5.7%	n/m	12.5%

,
Barclays PLC	45

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,564	1,237	1,550	(111)	1,274	1,328	1,783	1,036

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	59.1	57.7	58.3	57.1	55.1	55.4	55.9	54.9
Average goodwill and intangibles	(8.1)	(7.9)	(7.8)	(8.2)	(8.6)	(8.7)	(8.3)	(8.2)
Average tangible shareholders' equity	51.0	49.8	50.5	48.9	46.5	46.7	47.6	46.7

Return on average tangible shareholders' equity	12.3%	9.9%	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%

Barclays UK
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	621	584	479	382	531	534	515	474

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.5	14.4	14.3	14.1	14.0	14.2	13.9	13.7
Average goodwill and intangibles	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)	(4.0)	(3.6)	(3.5)
Average allocated tangible equity	10.6	10.5	10.4	10.2	10.1	10.2	10.3	10.2

Return on average allocated tangible equity	23.4%	22.3%	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	144	135	113	59	129	239	157	131

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.1	3.0	3.0	2.8	2.8	2.9	2.9	2.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.1	3.0	3.0	2.8	2.8	2.9	2.9	2.9

Return on average allocated tangible equity	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	74	77	74	47	102	91	90	92

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.2
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.1

Return on average allocated tangible equity	29.0%	30.8%	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%

,
Barclays PLC	46

Appendix: Non-IFRS Performance Measures

Barclays Investment Bank
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	652	715	899	(149)	580	562	1,048	313

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.5	29.9	30.0	28.9	28.8	29.0	29.1	30.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	29.5	29.9	30.0	28.9	28.8	29.0	29.1	30.9

Return on average allocated tangible equity	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	89	75	44	(3)	3	72	59	101

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.8	3.6	3.6	3.6	3.8	3.9	3.9	4.1
Average goodwill and intangibles	(0.5)	(0.3)	(0.3)	(0.3)	(0.7)	(0.8)	(0.8)	(0.9)
Average allocated tangible equity	3.3	3.3	3.3	3.3	3.1	3.1	3.1	3.2

Return on average allocated tangible equity	10.9%	9.2%	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%

,
Barclays PLC	47

Appendix: Non-IFRS Performance Measures
Performance measures excluding the impact of inorganic activity

	Nine months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total income	5,659	1,322	958	9,198	2,469	218	19,824
Inorganic activity	—	—	—	—	—	(240)	(240)
Total income excluding inorganic activity	5,659	1,322	958	9,198	2,469	458	20,064

Total operating expenses	(3,114)	(708)	(657)	(5,818)	(1,193)	(653)	(12,143)

Cost: income ratio excluding inorganic activity	55%	54%	69%	63%	48%	n/a	61%

Attributable profit/(loss)	1,684	392	225	2,266	208	(424)	4,351
Post-tax impact of inorganic activity	—	—	—	—	—	(233)	(233)
Attributable profit/(loss) excluding inorganic activity	1,684	392	225	2,266	208	(191)	4,584

Average tangible equity (£bn)	10.5	3.0	1.0	29.8	3.3	2.8	50.4

Return on average tangible equity excluding inorganic activity	21.4%	17.3%	29.5%	10.1%	8.4%	n/a	12.1%

	Three months ended 30.09.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total income	1,946	445	326	2,851	791	188	6,547
Inorganic activity	—	—	—	—	—	—	—
Total income excluding inorganic activity	1,946	445	326	2,851	791	188	6,547

Total operating expenses	(1,006)	(222)	(221)	(1,916)	(393)	(204)	(3,962)

Cost: income ratio excluding inorganic activity	52%	50%	68%	67%	50%	n/a	61%

Attributable profit/(loss)	621	144	74	652	89	(16)	1,564
Post-tax impact of inorganic activity	—	—	—	—	—	—	—
Attributable profit/(loss) excluding inorganic activity	621	144	74	652	89	(16)	1,564

Average tangible equity (£bn)	10.6	3.1	1.0	29.5	3.3	3.5	51.0

Return on average tangible equity excluding inorganic activity	23.4%	18.8%	29.0%	8.8%	10.9%	n/a	12.3%

,
Barclays PLC	48

Appendix: Non-IFRS Performance Measures
Reconciliation of total operating expenses to operating costs

	Nine months ended 30.09.24	Nine months ended 30.09.23
	£m	£m
Total operating expenses	(12,143)	(12,011)
UK regulatory levies[1]	(93)	—
Litigation and conduct	(99)	(32)
Operating costs	(11,951)	(11,979)

1Comprises the impact of the BoE levy scheme and the UK bank levy.

Reconciliation of group net interest income excluding IB and Head Office	Nine months ended 30.09.24	Nine months ended 30.09.23
	£m	£m
Total Barclays Group net interest income	9,436	9,570
Barclays Investment Bank	747	1,111
Head Office	463	185
Group NII excluding IB and Head Office	8,226	8,273

Tangible net asset value per share	As at 30.09.24	As at 31.12.23	As at 30.09.23
	£m	£m	£m
Total equity excluding non-controlling interests	70,972	71,204	68,315
Other equity instruments	(11,739)	(13,259)	(11,857)
Shareholders' equity attributable to ordinary shareholders of the parent	59,233	57,945	56,458
Goodwill and intangibles	(8,123)	(7,794)	(8,265)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	51,110	50,151	48,193

	m	m	m
Shares in issue	14,571	15,155	15,239

	p	p	p
Net asset value per share	407	382	370
Tangible net asset value per share	351	331	316

,
Barclays PLC	49

Appendix: Non-IFRS Performance Measures

Profit/(loss) attributable to ordinary equity holders of the parent	Q324 YTD	Q323 YTD	Q324	Q224	Q124	Q423	Q323	Q223	Q123	Q422
		£m		£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,684	1,580	621	584	479	382	531	534	515	474
Barclays UK Corporate Bank	392	525	144	135	113	59	129	239	157	131
Barclays Private Bank and Wealth Management	225	283	74	77	74	47	102	91	90	92
Barclays Investment Bank	2,266	2,190	652	715	899	(149)	580	562	1,048	313
Barclays US Consumer Bank	208	134	89	75	44	(3)	3	72	59	101
Head Office	(424)	(327)	(16)	(349)	(59)	(447)	(71)	(170)	(86)	(75)
Barclays Group	4,351	4,385	1,564	1,237	1,550	(111)	1,274	1,328	1,783	1,036

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	14.4	14.0	14.5	14.4	14.3	14.1	14.0	14.2	13.9	13.7
Barclays UK Corporate Bank	3.0	2.9	3.1	3.0	3.0	2.8	2.8	2.9	2.9	2.9
Barclays Private Bank and Wealth Management	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.2
Barclays Investment Bank	29.8	29.0	29.5	29.9	30.0	28.9	28.8	29.0	29.1	30.9
Barclays US Consumer Bank	3.7	3.9	3.8	3.6	3.6	3.6	3.8	3.9	3.9	4.1
Head Office	6.3	4.6	7.1	5.7	6.3	6.6	4.6	4.3	5.0	2.1
Barclays Group	58.3	55.5	59.1	57.7	58.3	57.1	55.1	55.4	55.9	54.9

Return on average equity	%	%	%	%	%	%	%	%	%	%
Barclays UK	15.6	15.0	17.1	16.2	13.4	10.8	15.2	15.1	14.8	13.8
Barclays UK Corporate Bank	17.3	24.4	18.8	18.0	15.2	8.4	18.3	32.9	21.7	17.8
Barclays Private Bank and Wealth Management	27.0	34.0	26.5	28.1	26.3	17.4	37.6	32.8	31.6	32.1
Barclays Investment Bank	10.1	10.1	8.8	9.6	12.0	(2.1)	8.0	7.7	14.4	4.0
Barclays US Consumer Bank	7.5	4.6	9.3	8.4	4.8	(0.3)	0.3	7.5	6.0	9.9
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Barclays Group	9.9	10.5	10.6	8.6	10.6	(0.8)	9.3	9.6	12.8	7.5

,
Barclays PLC	50

Shareholder Information

Results timetable[1]					Date
2024 Full Year Results and Annual Report					13 February 2025

					% Change[3]
Exchange rates[2]	30.09.24	30.06.24	31.12.23	30.09.23	30.06.24	31.12.23	30.09.23
Period end - USD/GBP	1.34	1.26	1.28	1.22	6%	5%	10%
YTD average - USD/GBP	1.28	1.30	1.24	1.24	(2)%	3%	3%
3 month average - USD/GBP	1.30	1.26	1.24	1.27	3%	5%	2%
Period end - EUR/GBP	1.20	1.18	1.15	1.15	2%	4%	4%
YTD average - EUR/GBP	1.17	1.19	1.15	1.15	(2)%	2%	2%
3 month average - EUR/GBP	1.18	1.18	1.15	1.16	—%	3%	2%

Share price data
Barclays PLC (p)	224.55	208.90	153.78	158.94
Barclays PLC number of shares (m)[4]	14,571	14,826	15,155	15,239

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)[5].

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US: +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1Note that this date is provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.
4The number of shares of 14,571m as at 30 September 2024 is different from the 14,561m quoted in the 1 October 2024 announcement entitled “Total Voting Rights” because the share buyback transactions executed on 27 and 30 September 2024 did not settle until 1 and 2 October 2024 respectively.
5Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

,
Barclays PLC	51

Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR, largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify the required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of depository shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ In accordance with the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

,
Barclays PLC	52

Glossary of terms
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level, and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises financial services firms through the PRA.
‘Bank of England levy scheme’ a new levy scheme which commenced on 1 March 2024 replacing the Cash Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses.
‘Barclays Private Bank and Wealth Management (PBWM)’ This division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.
‘Barclays UK Corporate Bank (UKCB)’ This division brings together lending, trade and working capital, liquidity, payments and FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
‘Barclays US Consumer Bank (USCB)’ is a co-branded credit card issuer and financial services partner in the United States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, installment loans, online savings accounts and certificates of deposits.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel 3.1' refers to the revision of BCBS standards to complete the BCBS' post global financial crisis reforms. Basel 3.1 introduces changes to how to calculate capital requirements for all risk types, for both standardised and internal model approaches.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.

,
Barclays PLC	53

Glossary of terms
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
'Board’ The board of directors of the relevant Barclays Group entity.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ One of three segments within Barclays UK. Includes Business Banking services for UK clients with an annual turnover of typically up to £6.5 million, as well as the Education, Social Housing and Local Authority (ESHLA) portfolio.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the IB.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanies the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by Directive (EU) 2024/1619 ('CRD VI'), which member states must transpose by January 2026.
‘Capital Requirements Directive IV (CRD IV)’ The Fourth Capital Requirements Directive, comprising an EU amending Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.

‘Capital Requirements Directive V (CRD V)’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.

‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II were introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalized their implementation of the CRR II package through Policy Statement 22/21. The finalized requirements were implemented in the UK through the PRA rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy regulatory capital requirements. Referred to as ‘own funds’ within EU and UK regulatory texts.

,
Barclays PLC	54

Glossary of terms
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Cash Ratio Deposit scheme’ A scheme that previously funded the BoE's monetary policy and financial stability functions, until it was replaced with the BoE levy scheme on 1 March 2024.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a Central Counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Client assets and liabilities’ Customer deposits, lending and invested assets.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.

,
Barclays PLC	55

Glossary of terms
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ A capital buffer that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential capital buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

,
Barclays PLC	56

Glossary of terms
‘Covid Corporate Financing Facility (CCFF)’ BoE scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.

‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.

,
Barclays PLC	57

Glossary of terms
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
‘Education, Social Housing and Local Authority (ESHLA) or (ESHLA portfolio)’ A Barclays UK portfolio primarily consisting of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of Basel 3.1. The amendments will enter force beginning in January 2025.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

,
Barclays PLC	58

Glossary of terms
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to UK CRR or EU CRR (as the case may be).
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘FVOCI’ Fair value through other comprehensive income.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial Policy Committee (FPC)’ The BoE’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s scheme for the compensation of customers of authorised financial services firms that are unable to pay claims.

,
Barclays PLC	59

Glossary of terms
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350th largest companies by capitalisation listed on the London Stock Exchange.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of UK CRR or EU CRR (as the case may be).
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on 20 February 2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of Barclays UK, Barclays UK Corporate, Barclays Private Bank and Wealth Management, Barclays Investment Bank, Barclays US Consumer Bank and Head Office.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global markets’ Offers clients a full range of liquidity, risk management and financing solutions, ideas and content tailored to their investment and risk management needs, including execution capabilities across the spectrum of financial products.

,
Barclays PLC	60

Glossary of terms
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows formerly compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. In addition to these existing elements, as part of the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office now also includes the German consumer finance business, which is currently accounted for as held for sale, and the merchant acquiring component of the Payments business.
‘High-Net-Worth’ Businesses that provide banking and other services to high net worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ The intermediate US holding company, Barclays US LLC, which holds most of Barclays’ subsidiaries and assets in the US.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of UK CRR or EU CRR (as applicable) permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.

,
Barclays PLC	61

Glossary of terms
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s NIM. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal counterparty credit risk model.
‘Internal Ratings Based (IRB)’ An approach under the UK CRR or EU CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

,
Barclays PLC	62

Glossary of terms
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘International Corporate Bank’ provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE350 companies in the UK.
‘Invested assets’ Assets under management and supervision.

‘Investment Banking’ Provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance, financial risk management and equity and debt issuance. As part of its International Corporate Banking offering it also provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Investment Banking Fees’ In the context of IB analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. The PRA required UK firms to implement these changes from 1 January 2022.
‘ISDA Master Agreement’ The most commonly used master contract for over-the-counter (OTC) derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each key risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk' or 'LRR risk' The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of IB analysis of Total Income, lending income includes NII, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High-quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high-quality liquid assets (HQLA) to expected net cash outflows over the next 30 days. HQLA should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.

,
Barclays PLC	63

Glossary of terms
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. IB uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). UK and EU regulations place restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.

,
Barclays PLC	64

Glossary of terms
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk (VaR) models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Annualised NII divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.

,
Barclays PLC	65

Glossary of terms
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of standardised rules, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ CET1 capital required to be held under CRD to ensure that Other Systemically Important Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.

,
Barclays PLC	66

Glossary of terms
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the regulator.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.

,
Barclays PLC	67

Glossary of terms
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The PRA is part of the BoE and regulates and supervises banks, building societies, insurers and a small number of significant investment banks in the UK.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154.4 of UK CRR and EU CRR (as applicable). It includes most types of credit card exposure.
‘Rates’ In the context of IB income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

,
Barclays PLC	68

Glossary of terms
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3 million or with an annual turnover of up to £5 million.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel framework as implemented in local law.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
–new business and maturing loans
–changes in product mix and exposure growth for existing portfolios
–book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.

,
Barclays PLC	69

Glossary of terms
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
–PD migration and LGD changes driven by economic conditions
–ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
–updates to existing model inputs driven by both internal and external review
–model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
–updates to RWA calculation methodology, communicated by the regulator
–the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals.

,
Barclays PLC	70

Glossary of terms
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (Repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in Article 153.5 of UK CRR and EU CRR (as applicable).
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million. This is defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed in the UK . Since 1 January 2022, software assets are fully deducted from CET 1 capital.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A subsidiary created by a parent company to isolate financial risk. Its legal status as a separate company makes its obligations secure even if the parent company goes bankrupt.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

,
Barclays PLC	71

Glossary of terms
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the BoE.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of UK CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

,
Barclays PLC	72

Glossary of terms
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III and applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 (CET1) capital and Additional Tier 1 (AT1) capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under UK CRR or EU CRR (as applicable).
‘Tier 2 (T2) capital’ A type of capital as defined in UK CRR or EU CRR (as applicable) principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

,
Barclays PLC	73

Glossary of terms
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in UK CRR or EU CRR (as applicable).
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.
‘UK bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the UK chargeable equity and liabilities of the bank on its balance sheet date.
‘UK CRR’ Regulation (EU) No 575/2013, as amended, as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended. UK CRR prescribes prudential requirements, including minimum capital requirements, for UK banks and certain other entities.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘UK regulatory levies’ comprises the BoE levy scheme and the UK bank levy.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.

,
Barclays PLC	74

Glossary of terms
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

,
Barclays PLC	75